TOYOTA INDUSTRIES CORPORATION
Head Office
Finance Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com

June 25, 2004

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 13, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from October 1, 2003 to March 31, 2004, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By [signature]
Name: Yasuharu Toyoda
Title: Managing Director

dw
6/29

Attachment

List of materials published by the Company in Japan from October 1, 2003 to March 31, 2004

	Date	Description	Information provided to*
Exhibit 1	December 19, 2003	Semiannual Report of the Company for the six months ended September 30, 2003	Investors
Exhibit 2	October 28, 2003	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2003 (Translation into English)	Exchanges
Exhibit 3	February 3, 2004	Consolidated Financial Results concerning the third quarter of fiscal 2004, nine months ended December 31, 2003 (Translation into English)	Exchanges
Exhibit 4	December 19, 2003	Semiannual Securities Report for the six months ended September 30, 2003 (Brief Description in English)	DKFB Exchanges
Exhibit 5	December 9, 2003	Notice regarding "Change in Share of a Major Shareholder" (Brief Description in English)	DKFB Exchanges
Exhibit 6	November 2003	Semiannual Business Report for the six months ended September 30, 2003 (Brief Description in English)	Shareholders
Exhibit 7	December 15, 2003	Press Release regarding "Notice Concerning Repurchase of Shares from the Market" (Brief Description in English)	Public
Exhibit 8	December 18, 2003	Press Release regarding "TICO Establishment of a Materials Handling Equipment Distributor in Brazil" (Brief Description in English)	Public

Exhibit 9	December 24, 2003	Press Release regarding "TICO and LMW Establishment of a Joint Corporation which Manufactures Metallic Molds for Automobiles in China" (Brief Description in English)	Public
Exhibit 10	January 19, 2004	Press Release regarding "Notice Concerning Repurchase of Shares from the Market" (Brief Description in English)	Public
Exhibit 11	February 12, 2004	Press Release regarding "Notice Concerning Repurchase of Shares from the Market" (Brief Description in English)	Public
Exhibit 12	February 27, 2004	Press Release regarding "Notice Concerning the Results of Repurchase of Shares through ToSTNeT-2" (Brief Description in English)	Public
Exhibit 13	March 18, 2004	Press Release regarding "Conclusion of the Contract Concerning Business Collaboration and Capital Tie-up in the Distribution Service Field" (Brief Description in English)	Public

* "Exchanges" stands collectively for the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.
"DKFB" stands for Director of Kanto Finance Bureau.

Exhibit 2

FINANCIAL SUMMARY

FY2004 Semiannual

(April 1, 2003 through September 30, 2003)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

- *i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure*
- *ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions*
- *iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro—the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business*
- *iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings*
- *v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand*
- *vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve*
- *vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.*

October 28, 2003

Semiannual Consolidated Financial Results for FY2004

TOYOTA INDUSTRIES CORPORATION (URL http://www.toyota-industries.com/)

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)

Representative person: Tadashi Ishikawa, President Location of the head office: Aichi prefecture, Japan

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

Date of the meeting of the Board of Directors for consolidated semiannual financial results for FY2004: October 28, 2003

US GAAP: Not used

1. Financial Highlights for FY2004 Semiannual (April 1 – September 30, 2003)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2004 Semiannual	**569,587**	**(9.4)**	**27,018**	**(7.2)**	**30,168**	**(12.1)**
FY2003 Semiannual	520,489	(8.7)	25,214	(3.3)	26,905	(1.0)
FY2003 Annual	1,069,218		52,477		51,375	

	Net income	(% change from previous year)	Net income per share — basic	Net income per share — diluted
	Million yen	%	Yen	Yen
FY2004 Semiannual	**17,095**	**(25.6)**	**58.12**	**51.65**
FY2003 Semiannual	13,614	(- 10.0)	43.57	39.27
FY2003 Annual	21,933		70.19	62.90

Notes: 1. Equity in net earnings (loss) of affiliates: FY2004 semiannual — 246 million yen, FY2003 semiannual — (1,790) million yen
FY2003 annual — (4,633) million yen

2. Average number of shares outstanding for each period
FY2004 semiannual — 294,145,958 shares , FY2003 semiannual — 312,497,068 shares , FY2003 annual — 307,813,094 shares

3. Changes in accounting policies: No change

(2)Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2004 Semiannual	**1,900,974**	**939,865**	**49.4**	**2,888.92**
FY2003 Semiannual	1,692,294	823,013	48.6	2,639.45
FY2003 Annual	1,650,391	738,867	44.8	2,522.52

Note: Number of shares outstanding at the end of each period
FY2004 semiannual — 325,334,171 shares, FY2003 semiannual — 311,812,441 shares, FY2003 annual — 292,777,198 shares

(3)Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2004 Semiannual	**32,343**	**(36,418)**	**(56,780)**	**72,886**
FY2003 Semiannual	42,355	(42,845)	7,678	77,285
FY2003 Annual	103,183	(95,120)	57,775	136,929

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 132 companies, Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 18 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 14companies
Affiliate accounted for under the equity method : (increase) 2 companies (decrease) 1 company

2. Forecast of Consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2004 Annual	1,150,000	58,000	34,000

Reference: (Forecast) Net income per share — basic (annual): 104.51 yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 133 subsidiaries and 27 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiary)
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales, other subsidiaries and affiliates)
BT Industries Group (72 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Industries Corporation Australia (5 companies)
Toyota Material Handling (Shanghai) Co., Ltd
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group(2 Companies)
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
Aichi Corporation Group (1 company)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
Aichi Corporation Group (4 companies)
(Manufacturing subsidiaries)
Nishina Industrial Co., Ltd.
Suzaka Nishina Industrial Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use reserves to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use reserves to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

In the medium to long term, Toyota Industries seeks to increase profitability and strengthen its management base. The Group seeks to grow by placing a high priority on research and development, thereby enabling the Group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products, which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its respective business fields through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will strive to enhance production engineering technologies and product development capabilities to deliver outstanding customer satisfaction through its assembly of TOYOTA-brand cars for customers. The Engine Business will strive to expand its business scope by strengthening production and development capabilities and playing a greater role in production of diesel engines for the Toyota Group. Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will solidify its global number one position through advanced technologies and superior cost competitiveness.

The Materials Handling Equipment Segment will collaborate with TOYOTA Material Handling Company and the BT Industries Group to enhance its business by expanding its product lineup, bolstering marketing activities and providing global customers with optimal solutions that will lower their materials handling costs.

The Textile Machinery Segment will continue to produce a high-quality range of weaving and spinning machinery.

Toyota Industries will also strengthen the range and scope of its Electronics Business, including low-temperature polysilicon TFT-LCD panels and electronic substrates for IC chipsets.

For the medium term, Toyota Industries aims to achieve consolidated sales of 1.2 trillion yen, enhance profitability and improve capital efficiency.

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries deems it highly important to establish and maintain an organization that can quickly and flexibly respond to changes in the management climate together with a fair, shareholder-oriented management system to promote greater management transparency and carry out effective corporate governance.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries Corporation seeks to establish a responsive and efficient management as well as effective internal control system.

In June 2002, the Ordinary General Meeting of Shareholders approved the appointment of one additional external auditor, bringing the total number to five auditors. Further, Toyota Industries has newly established the Audit Office with dedicated staff, enhancing the auditing function for overseeing the performance of its directors.

The Company has strengthened supervision of each division and an internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with higher awareness of ethical issues.

Toyota Industries established a department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

Business Results and Financial Position

1. Overview of Business Results

During the first half of fiscal 2004 (the six months ended September 30, 2003), the Japanese economy showed signs of recovery, with exports picking up, private-sector capital investment increasing and consumer spending emerging from sluggishness. Overseas, although the U.S. economy stayed on a path to recovery, the European economy remained weak.

Against this background, total consolidated net sales of Toyota Industries amounted to 569.5 billion yen, an increase of 49.1 billion yen, or 9%, compared with the first half of fiscal 2003. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 296.1 billion yen, an increase of 4.9 billion yen, or 2%, over the first half of fiscal 2003. Within this segment, net sales of the Vehicle Business totaled 135.4 billion yen, about the same as for the first half of fiscal 2003. Sales of the Corolla Sedan for North America, for which production commenced in January 2003, were offset by a decrease in sales of the RAV4 and Vitz (Yaris in Europe). Net sales of the Engine Business totaled 52.2 billion yen, a decrease of 6.2 billion yen, or 11%, from the first half of fiscal 2003. This was because a decrease in sales of FZ-type and E-type gasoline engines outweighed an increase in sales of AZ-type gasoline engines, for which production commenced in August 2002. Sales of CD-type diesel engines also decreased. Net sales of the Car Air-Conditioning Compressor Business increased both in Japan and overseas, totaling 100.7 billion yen, an increase of 13.0 billion yen, or 15%, compared with the same period of fiscal 2003. While vehicles fitted with our air-conditioning compressors were in good demand, we continued to undertake vigorous sales activities targeting car manufacturers around the world. In August, we started shipments of electric car air-conditioning compressors for the new Prius hybrid car to respond to heightened concern for the environment.

Net sales of the Materials Handling Equipment Segment totaled 216.3 billion yen, an increase of 35.3 billion yen, or 20%, over the first half of fiscal 2003, due mainly to aggressive sales promotion activities for fleet-purchase contracts in and outside Japan. Strong sales of the GENEO-E, a three-wheel electric counterbalanced forklift truck introduced into the Japanese, U.S. and European markets, as well as the consolidation of Aichi Corporation, which became one of our subsidiaries in May 2003, also contributed to our consolidated results. In April 2003, Toyota Industry (Kunshan) Co., Ltd. commenced local production of forklift trucks in China, while Toyota Material Handling (Shanghai) Co., Ltd. started sales operations in June. We also established Toyota Industries Corporation Australia Pty Limited in Sydney, which started operations in July this year, with a view to expanding sales of forklift trucks and other materials handling equipment in the local market.

Net sales of the Textile Machinery Segment totaled 23.8 billion yen, an increase of 1.0 billion yen, or 4%, over the first half of fiscal 2003, due mainly to strong sales of air-jet looms in China.

In the first half of fiscal 2004, Toyota Industries' ordinary income amounted to 30.1 billion yen, an increase of 3.2 billion yen, or 12%, over the same period of fiscal 2003. This increase reflected expanded sales, improvement in productivity and enhanced cost-reduction efforts group-wide. Net income amounted to 17.0 billion yen, an increase of 3.4 billion yen, or 26%, over the same period of fiscal 2003.

Toyota Industries' Board of Directors voted to distribute an interim cash dividend of 12 yen per common share, an increase of 2 yen over the first half of fiscal 2003.

2. Cash Flows

Cash flows from operating activities amounted to 32.3 billion yen in the first half of fiscal 2004, mainly due to 28.9 billion yen of income before income taxes and minority interest in consolidated subsidiaries. Net cash provided by operating activities decreased by 10.0 billion yen from the same period of fiscal 2003. Cash flows from investing activities amounted to 36.4 billion yen, an increase of 6.4 billion yen over the same period of fiscal 2003. Payment for acquisition of property, plant and equipment was 29.7 billion yen in the first half of fiscal 2004. Net cash used in financing activities was 56.7 billion yen, a decrease of 64.3 billion yen from 7.6 billion yen in net cash provided by financing activities in the same period of fiscal 2003. Proceeds from issuance of commercial paper in an amount of 30.0 billion yen were offset by payments for redemption of corporate bonds and payments to the convertible bond redemption fund in amounts of 31.6 billion yen and 56.6 billion yen, respectively.

After translation adjustments, cash and cash equivalents as of September 30, 2003 stood at 72.8 billion yen, a decrease of 64.1 billion yen, or 47%, from the end of fiscal 2003.

To achieve efficient global fund utilization, we established Toyota Industries Finance International AB in Mjölby, Sweden, in May 2003, which is charged with centrally managing the funds of our European subsidiaries. Toyota Industries Corporation in Japan and Toyota Industries North America, Inc. in the U.S. undertake similar responsibilities, enabling integrated fund management in each geographic area.

3. Forecast for the Fiscal Year Ending March 31, 2004

Toyota Industries expects the Japanese economy to continue recovering. However, uncertainties persist about the direction of the U.S. economy and fluctuations of exchange rates.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of 1,150.0 billion yen and ordinary income of 58.0 billion yen. We are determined to develop new products that are of high quality and accommodate customer needs, as well as enhance sales, service and cost-reduction activities group-wide. Our projections are based on an exchange rate of ¥112.0=US$1.

Consolidated Balance Sheets

	FY2004 (as of September 30, 2003)	FY2003 (as of March 31, 2003)	Increase (Decrease)	FY2003 (as of September 30, 2002)
(Assets)				
Current assets	**395,043**	**371,807**	**23,236**	**312,833**
Cash and deposits	73,007	87,840	(14,833)	58,234
Trade notes and accounts receivable	138,666	119,047	19,619	119,541
Marketable securities	114	52,780	(52,666)	27,715
Inventories	77,993	69,140	8,853	66,773
Deferred tax assets	13,262	14,072	(810)	12,657
Other current assets	94,233	30,924	63,309	29,703
Less - allowance for doubtful accounts	(2,233)	(1,998)	(235)	(1,791)
Fixed assets	**1,505,931**	**1,278,583**	**227,348**	**1,379,460**
Property, plant and equipment	**381,854**	**362,193**	**19,661**	**352,220**
Buildings and structures	121,768	118,448	3,320	112,762
Machinery, equipment and vehicles	162,247	157,733	4,514	153,881
Tools, furniture and fixtures	16,054	16,006	48	15,539
Land	66,431	56,254	10,177	54,160
Construction in progress	15,352	13,749	1,603	15,875
Intangible assets	**101,365**	**96,773**	**4,592**	**94,015**
Software	10,339	9,195	1,144	7,596
Goodwill	91,026	87,577	3,449	86,418
Investments and other assets	**1,022,711**	**819,616**	**203,095**	**933,224**
Investments in securities	961,689	762,026	199,663	876,337
Long-term loans	9,905	10,521	(616)	10,205
Long-term prepaid expenses	13,858	15,081	(1,223)	14,507
Deferred tax assets	3,481	2,862	619	2,825
Other investments and other assets	34,002	29,370	4,632	29,580
Less - allowance for doubtful accounts	(226)	(247)	21	(232)
Total assets	**1,900,974**	**1,650,391**	**250,583**	**1,692,294**

Notes:				
1. Accumulated depreciation of property, plant and equipment	498,227	465,151	33,076	462,195
2. Liabilities for guarantees	38,065	42,995	(4,930)	38,041
3. Number of shares of treasury stock	506,469	20,547,253	(20,040,784)	1,512,010
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,311	2,737	1,574	2,536

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (as of September 30, 2003)	FY2003 (as of March 31, 2003)	Increase (Decrease)	FY2003 (as of September 30, 2002)
(Liabilities)				
Current liabilities	**352,319**	**393,365**	**(41,046)**	**377,193**
Trade notes and accounts payable	124,712	117,424	7,288	111,741
Short-term loans	94,592	78,052	16,540	70,775
Commercial paper	30,000	-	30,000	-
Current portion of bonds	-	20,000	(20,000)	20,000
Current portion of convertible bonds	-	75,692	(75,692)	75,692
Other payables	15,651	17,406	(1,755)	19,180
Accrued expenses	49,182	42,027	7,155	38,222
Accrued income taxes	6,089	14,143	(8,054)	12,207
Deposits received from employees	19,287	19,234	53	19,039
Deferred tax liabilities	1,911	1,191	720	963
Other current liabilities	10,889	8,193	2,696	9,370
Long-term liabilities	**575,057**	**494,164**	**80,893**	**469,390**
Bonds	200,300	200,300	-	120,300
Long-term loans	35,187	36,576	(1,389)	35,989
Deferred tax liabilities	288,999	212,355	76,644	271,111
Allowance for retirement benefits	34,000	34,100	(100)	32,663
Other long-term liabilities	16,570	10,832	5,738	9,325
Total liabilities	**927,377**	**887,530**	**39,847**	**846,584**
Minority interest in consolidated subsidiaries	**33,731**	**23,993**	**9,738**	**22,696**
(Shareholders' equity)				
Common stock	**80,462**	**68,046**	**12,416**	**68,046**
Capital surplus	**105,742**	**89,364**	**16,378**	**89,364**
Retained earnings	**282,048**	**269,380**	**12,668**	**264,180**
Net unrealized gain on other securities	**447,192**	**331,667**	**115,525**	**392,594**
Translation adjustments	**25,320**	**16,890**	**8,430**	**11,969**
Treasury stock at cost	**(900)**	**(36,483)**	**35,583**	**(3,142)**
Total shareholders' equity	**939,865**	**738,867**	**200,998**	**823,013**
Total liabilities and shareholders' equity	**1,900,974**	**1,650,391**	**250,583**	**1,692,294**

Consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - September 30, 2003)	FY2003 (April 1, 2002 - September 30, 2002)	Increase (Decrease)	FY2003 (April 1, 2002 - March 31, 2003)
Net sales	**569,587**	**520,489**	**49,098**	**1,069,218**
Cost of sales	478,575	436,790	41,785	899,702
Gross profit	**91,012**	**83,699**	**7,313**	**169,516**
Selling, general and administrative expenses	63,993	58,485	5,508	117,038
Operating income	**27,018**	**25,214**	**1,804**	**52,477**
Non-operating income	**16,044**	**13,770**	**2,274**	**26,335**
Interest income	4,172	4,667	(495)	8,985
Dividends income	5,604	4,423	1,181	8,888
Other non-operating income	6,267	4,679	1,588	8,461
Non-operating expenses	**12,895**	**12,079**	**816**	**27,438**
Interest expenses	4,969	5,262	(293)	10,522
Other non-operating expenses	7,925	6,816	1,109	16,915
Ordinary income	**30,168**	**26,905**	**3,263**	**51,375**
Extraordinary gains	**621**	-	**621**	-
Gain on transfer to a defined contribution pension plan	621	-	621	-
Extraordinary losses	**1,851**	**1,534**	**317**	**7,705**
Provision for retirement and severance benefits for directors and corporate auditors	1,851	-	1,851	-
Revalued loss of investment securities	-	-	-	4,298
Loss on disposal of property, plant and equipment	-	1,534	(1,534)	3,407
Income before income taxes and minority interest in consolidated subsidiaries	**28,938**	**25,370**	**3,568**	**43,669**
Income taxes - current	8,503	14,466	(5,963)	28,120
Income taxes - deferred	1,652	(3,355)	5,007	(7,304)
Minority interest in consolidated subsidiaries	1,686	644	1,042	919
Net income	**17,095**	**13,614**	**3,481**	**21,933**

Consolidated Statements of Retained Earnings

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - September 30, 2003)	FY2003 (April 1, 2002 - September 30, 2002)	Increase (Decrease)	FY2003 (April 1, 2002 - March 31, 2003)
(Capital surplus)				
Capital surplus at beginning of period	**89,364**	**89,326**	**38**	**89,326**
Increase in capital surplus	**16,377**	**38**	**16,339**	**38**
Issuance of equity due to conversion of convertible bonds	12,414	24	12,390	24
Gain on disposal of treasury stock	3,962	13	3,949	13
Capital surplus at end of period	**105,742**	**89,364**	**16,378**	**89,364**
(Retained earnings)				
Retained earnings at beginning of period	**269,380**	**253,975**	**15,405**	**253,975**
Increase in retained earnings	**17,095**	**13,614**	**3,481**	**21,933**
Net income for the period	17,095	13,614	3,481	21,933
Decrease in retained earnings	**4,428**	**3,409**	**1,019**	**6,528**
Cash dividends	3,513	3,127	386	6,246
Bonuses to directors and corporate auditors	290	281	9	282
Change in subsidiaries' year-ends	624	-	624	-
Retained earnings at end of period	**282,048**	**264,180**	**17,868**	**269,380**

Consolidated Statements of Cash Flows

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - September 30, 2003)	FY2003 (April 1, 2002 - September 30, 2002)	Increase (Decrease)	FY2003 (April 1, 2002 - March 31, 2003)
Cash flows from operating activities	**32,343**	**42,355**	**(10,012)**	**103,183**
Income before income taxes and minority interest in consolidated subsidiaries	28,938	25,370	3,568	43,669
Depreciation and amortization	30,562	26,847	3,715	59,154
(Decrease) increase in allowance for doubtful accounts	(32)	36	(68)	219
Interest and dividends income	(9,777)	(9,090)	(687)	(17,874)
Interest expenses	4,969	5,262	(293)	10,522
Equity in (earnings) loss of affiliates	(246)	1,790	(2,036)	4,633
Increase in receivables	(3,988)	(9,596)	5,608	(7,406)
Decrease in inventories	1,258	2,265	(1,007)	1,252
(Decrease) increase in payables	(4,359)	(803)	(3,556)	5,431
Others, net	(2,105)	8,521	(10,626)	20,417
Subtotal	45,219	50,604	(5,385)	120,020
Interest and dividends received	9,433	9,519	(86)	17,982
Interest paid	(5,081)	(5,857)	776	(10,944)
Income taxes paid	(17,227)	(11,909)	(5,318)	(23,875)
Cash flows from investing activities	**(36,418)**	**(42,845)**	**6,427**	**(95,120)**
Payments for purchases of marketable securities	(43)	(1,661)	1,618	(1,664)
Proceeds from sales of marketable securities	2,702	3,038	(336)	8,447
Payments for purchases of property, plant and equipment	(29,752)	(43,927)	14,175	(86,703)
Proceeds from sales of property, plant and equipment	1,749	451	1,298	749
Payments for purchases of investment securities	(10,074)	(11,335)	1,261	(21,896)
Proceeds from sales of investment securities	2,198	9,748	(7,550)	9,792
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	2,293	1,132	1,161	944
Payments for loans made	(2,526)	(1,488)	(1,038)	(1,664)
Proceeds from collections of loans	2,702	2,412	290	2,931
Payments for acquisition of business	(943)	-	(943)	-
Others, net	(4,724)	(1,215)	(3,509)	(6,056)
Cash flows from financing activities	**(56,780)**	**7,678**	**(64,458)**	**57,775**
Increase (decrease) in short-term loans	9,658	(795)	10,453	5,886
Proceeds from issuance of commercial paper	30,000	-	30,000	-
Proceeds from long-term loans	1,334	21,420	(20,086)	21,797
Repayments of long-term loans	(5,726)	(8,337)	2,611	(9,808)
Proceeds from issuance of bonds	-	-	-	79,690
Repayments of bonds	(31,677)	-	(31,677)	-
Payments to convertible bond redemption funds	(56,670)	-	(56,670)	-
Payments for purchase of treasury stocks	(11)	(1,854)	1,843	(35,195)
Cash dividends paid	(3,510)	(3,127)	(383)	(6,244)
Cash dividends paid for minority shareholders	(252)	(193)	(59)	(194)
Others, net	74	566	(492)	1,844
Translation adjustments of cash and cash equivalents	**576**	**(1,021)**	**1,597**	**(28)**
Net (decrease) increase in cash and cash equivalents	**(60,279)**	**6,166**	**(66,445)**	**65,809**
Cash and cash equivalents at beginning of period	**136,929**	**71,119**	**65,810**	**71,119**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**(3,763)**	**-**	**(3,763)**	**-**
Cash and cash equivalents at end of period	**72,886**	**77,285**	**(4,399)**	**136,929**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	72,819	57,216	15,603	86,856
Marketable securities	66	20,069	(20,003)	50,072

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	132	Aichi Corporation Group (6 companies), TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Teionshokuhin Ryutsu Inc., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., ALTRAN Corporation, Tokaiseiki Co., Ltd., Logistec Co., Ltd., Taikoh transportation Group (5 companies), SKE Inc., SK Maintenance Inc., Iwama Loom Works, Ltd., Kawamoto System Corporation, Arti Inc., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., *Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Michigan Automotive Compressor, Inc., Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Industries Corporation Australia (5 companies), Toyota Material Handling (Shanghai) Co., Ltd, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies) (* Toyoda International Sweden AB changed its name to Toyota Industries Sweden AB in May 2003.)
Unconsolidated subsidiaries	1	BT Industries Group (1 company)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	1	BT Industries Group (1 company)
Affiliates	18	Aichi Corporation Group (2 companies), ST Liquid Crystal Display Corp., BT Industries Group (15 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	14	Aichi Corporation Group (6 companies), ALTRAN Corporation, Toyota Industries Finance International AB, Toyota Industries Corporation Australia (5 companies), Toyota Material Handling (Shanghai) Co., Ltd
(Decrease)	0	

Affiliates accounted for the equity method

	Companies	
(Increase)	2	Aichi Corporation Group (2 companies)
(Decrease)	1	Aichi Corporation

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30	Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company. Some consolidated subsidiaries change its closing date from June 30 to September 30. The details are given below.

TIBC Corporation, Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., Mino Tokyu Co., Ltd.,
Toyoda High System, Incorporated, Logistec Co., Ltd., Taikoh Transportation group (1 company), SKE Inc.,
SK Maintenance Inc., Kawamoto System Corporation, Arti Inc., Hara Corporation, Mizuho Industry Co., Ltd.,
Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc.,
Michigan Automotive Compressor, Inc., Kirloskar Toyoda Textile Machinery Ltd.,
Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc.,
Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc.,
Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America Inc.,
TD Deutsche Klimakompressor GmbH, Toyota Truck Norge Group (4 companies),
Toyota Industrial Equipment, S.A., Toyota Gabelstapler Deutschland GmbH,
Toyota Industrial Equipment (UK) Group (2 companies),
Toyota Industrial Equipment Europe Group (2 companies)

4. Significant accounting policies

(1) *Valuation of significant assets*

a. Marketable securities

	Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
	Other securities without market value	.... At cost determined by the moving average method
b. Inventories		.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segments

(1)FY2004 Semiannual (April 1, 2003 - September 30, 2003) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	296,183	216,330	23,824	33,248	569,587	-	569,587
(2)Inter-segment sales and transfers	7,434	192	7	6,803	14,437	(14,437)	-
Total	303,618	216,523	23,831	40,051	584,025	(14,437)	569,587
Operating expenses	288,901	207,671	23,427	36,935	556,936	(14,367)	542,568
Operating income	14,716	8,851	404	3,116	27,088	(70)	27,018

(2)FY2003 Semiannual (April 1, 2002 - September 30, 2002) (Yen in millions ; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	291,218	181,021	22,800	25,449	520,489	-	520,489
(2)Inter-segment sales and transfers	7,504	55	5	5,517	13,083	(13,083)	-
Total	298,723	181,077	22,805	30,966	533,572	(13,083)	520,489
Operating expenses	283,441	173,500	22,102	29,382	508,426	(13,151)	495,275
Operating income	15,282	7,576	703	1,584	25,146	67	25,214

(3)FY2003 (April 1, 2002 - March 31, 2003) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	595,459	373,007	48,740	52,010	1,069,218	-	1,069,218
(2)Inter-segment sales and transfers	15,523	89	5	13,078	28,697	(28,697)	-
Total	610,983	373,097	48,745	65,089	1,097,915	(28,697)	1,069,218
Operating expenses	580,875	356,922	46,436	61,177	1,045,412	(28,671)	1,016,740
Operating income	30,107	16,174	2,308	3,912	52,503	(25)	52,477

Notes: 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment...Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, truck mount aerial work platforms

Textile machinery ....Ring spinning frames, air-jet looms, water-jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, casting machines

2.Geographical segments

(1) FY2004 Semiannual (April 1, 2003 - September 30, 2003)

(Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	383,452	100,332	81,525	4,277	569,587	-	569,587
(2) Inter-segment sales and transfers	40,705	569	3,031	735	45,042	(45,042)	-
Total	424,158	100,902	84,556	5,012	614,629	(45,042)	569,587
Operating expenses	399,971	97,523	83,075	4,918	585,490	(42,921)	542,568
Operating income	24,186	3,378	1,480	93	29,139	(2,120)	27,018

(2)FY2003 Semiannual (April 1, 2002 – September 30, 2002)

(Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) *Sales to external customers*	356,599	94,762	67,738	1,387	520,489	-	520,489
(2) Inter-segment sales and transfers	39,074	724	2,136	614	42,550	(42,550)	-
Total	395,674	95,487	69,875	2,002	563,040	(42,550)	520,489
Operating expenses	374,084	92,579	69,049	2,138	537,852	(42,577)	495,275
Operating income	21,590	2,907	826	(136)	25,187	26	25,214

(3)FY2003 (April 1, 2002 - March 31, 2003)

(Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	733,869	192,385	139,514	3,449	1,069,218	-	1,069,218
(2) Inter-segment sales and transfers	78,517	1,411	4,899	1,033	85,862	(85,862)	-
Total	812,387	193,796	144,413	4,483	1,155,080	(85,862)	1,069,218
Operating expenses	767,341	187,597	142,468	4,559	1,101,966	(85,225)	1,016,740
Operating income	45,045	6,199	1,945	(75)	53,114	(636)	52,477

3.Overseas sales

(1)FY2004 Semiannual (April 1, 2003 – September 30, 2003) *(Yen in millions; amounts less than one million yen are omitted.)*

	North America	Europe	Others	Total
Overseas sales	99,875	104,435	43,363	247,675
Consolidated sales				569,587
Ratio of overseas sales to consolidated sales	17.5%	18.3%	7.6%	43.5%

(2)FY2003 Semiannual (April 1, 2002 - September 30, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	95,227	86,322	37,600	219,149
Consolidated sales				520,489
Ratio of overseas sales to consolidated sales	18.3%	16.6%	7.2%	42.1%

(3)FY2003 (April 1, 2002 - March 31, 2003) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	192,421	181,347	77,825	451,593
Consolidated sales				1,069,218
Ratio of overseas sales to consolidated sales	18.0%	17.0%	7.3%	42.2%

Breakdown of Consolidated Net Sales

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - September 30, 2003)		FY2003 (April 1, 2002 - September 30, 2002)		Increase (Decrease)	% Change	FY2003 (April 1, 2002 – March 31, 2003)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	135,470	23.8	136,296	26.2	(826)	(0.6)	281,927	26.4
Engine	52,285	9.2	58,495	11.2	(6,210)	(10.6)	117,669	11.0
Car air-conditioning compressor	100,754	17.7	87,748	16.9	13,006	14.8	177,914	16.6
Foundry and others	7,673	1.3	8,677	1.7	(1,004)	(11.6)	17,948	1.7
Subtotal	296,183	52.0	291,218	56.0	4,965	1.7	595,459	55.7
Materials handling equipment	216,330	38.0	181,021	34.8	35,309	19.5	373,007	34.9
Textile machinery	23,824	4.2	22,800	4.4	1,024	4.5	48,740	4.6
Others	33,248	5.8	25,449	4.8	7,799	30.6	52,010	4.8
Total	569,587	100.0	520,489	100.0	49,098	9.4	1,069,218	100.0

October 28, 2003

Semiannual Non-consolidated Financial Results for FY2004

TOYOTA INDUSTRIES CORPORATION (URL http://www.toyota-industries.com/)

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)

Location of the head office: Aichi prefecture, Japan

Representative person: Tadashi Ishikawa, President

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

Date of the meeting of the Board of Directors for non-consolidated semiannual financial results for FY2004: October 28, 2003

Provision for interim cash dividends: Provision exists.

Date of starting actual payment of interim cash dividends: November 26, 2003

Number of shares in unit share system: 100 shares

1. Financial Highlights for FY2004 Semiannual (April 1 – September 30, 2003)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2004 Semiannual	**365,908**	**(0.3)**	**17,783**	**(- 8.0)**	**19,813**	**(- 12.6)**
FY2003 Semiannual	364,682	(10.3)	19,332	(0.3)	22,667	(4.8)
FY2003 Annual	747,637		39,410		42,321	

	Net income	(% change from previous year)	Net income per share - basic
	Million yen	%	Yen
FY2004 Semiannual	**12,376**	**(- 5.7)**	**42.07**
FY2003 Semiannual	13,129	(-3.9)	42.01
FY2003 Annual	20,118		64.63

Notes: 1. Average number of shares issued each year

FY2004 Semiannual—294,150,025 shares, FY2003 Semiannual—312,517,027 shares, FY2003 Annual— 307,823,074 shares

2. Changes in accounting policies: No change

(2) Cash dividends

	Interim cash dividends per share	Cash dividends per share
	Yen	Yen
FY2004Semiannual	**12**	—
FY2003 Semiannual	10	—
FY2003 Annual	—	22

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2004 Semiannual	**1,624,935**	**906,297**	**55.8**	**2,785.71**
FY2003 Semiannual	1,476,986	808,475	54.7	2,592.83
FY2003 Annual	1,420,342	718,041	50.6	2,451.75

Note: 1. Number of shares outstanding at the end of period

FY2004 Semiannual—325,338,411 shares, FY2003 Semiannual—311,812,441 shares, FY2003 Annual— 292,777,198 shares

2. Number of treasury stock at the end of period

FY2004 Semiannual—502,229 shares, FY2003 Semiannual—1,512,010 shares, FY2003 Annual—20,547,253 shares

2. Forecast of Non-consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				Year end	
	Million yen	Million yen	Million yen	Yen	Yen
FY2004 Annual	740,000	38,000	24,000	12	24

Reference: (Forecast) Net income per share—basic (annual): 73.77 yen

Non-consolidated Balance Sheets

	FY2004 (as of September 30, 2003)	FY2003 (as of March 31, 2003)	Increase (Decrease)	FY2003 (as of September 30, 2002)
(Assets)				
Current assets	**237,196**	**240,991**	**(3,795)**	**188,589**
Cash and deposits	53,757	60,188	(6,431)	30,957
Trade notes receivable	1,236	3,059	(1,823)	5,245
Trade accounts receivable	71,729	68,418	3,311	69,388
Marketable securities	-	52,708	(52,708)	27,643
Finished goods	2,344	3,347	(1,003)	2,224
Raw materials	212	141	71	154
Work in process	16,926	15,648	1,278	15,568
Supplies	3,808	3,919	(111)	3,532
Prepaid expenses	510	198	312	333
Deferred tax assets	9,042	10,807	(1,765)	9,647
Other current assets	77,630	22,622	55,008	23,965
Less - allowance for doubtful accounts	(2)	(68)	66	(71)
Fixed assets	**1,387,739**	**1,179,351**	**208,388**	**1,288,396**
Property, plant and equipment	**226,959**	**225,472**	**1,487**	**223,497**
Buildings	69,170	70,847	(1,677)	68,550
Structures	7,385	7,363	22	7,144
Machinery and equipment	93,240	94,359	(1,119)	97,612
Vehicles and delivery equipment	1,123	1,208	(85)	1,239
Tools, furniture and fixture	9,306	9,682	(376)	9,496
Land	35,883	35,279	604	33,701
Construction in progress	10,849	6,730	4,119	5,753
Intangible assets	**8,157**	**7,937**	**220**	**6,746**
Software	8,157	7,937	220	6,746
Investments and other assets	**1,152,621**	**945,941**	**206,680**	**1,058,152**
Investments in securities	972,585	776,387	196,198	888,194
Investments in subsidiaries	151,802	142,322	9,480	143,550
Long-term loans	10,817	10,887	(70)	11,239
Long-term prepaid expenses	11,307	11,804	(497)	10,323
Other investments and other assets	6,175	4,621	1,554	4,999
Less - allowance for doubtful accounts	(67)	(82)	15	(155)
Total assets	**1,624,935**	**1,420,342**	**204,593**	**1,476,986**

Notes				
1. Accumulated depreciation of property, plant and equipment	346,491	340,315	6,176	342,177
2. Liabilities for guarantees	28,979	36,617	(7,638)	32,118
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	3,846	2,321	1,525	2,183

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (as of September 30, 2003)	FY2003 (as of March 31, 2003)	Increase (Decrease)	FY2003 (as of September 30, 2002)
(Liabilities)				
Current liabilities	**191,794**	**250,849**	**(59,055)**	**239,190**
Trade notes payable	5,794	5,724	70	6,593
Trade accounts payable	79,640	82,854	(3,214)	76,422
Short-term loans	18,000	-	18,000	-
Commercial paper	30,000	-	30,000	-
Current portion of bonds	-	20,000	(20,000)	20,000
Current portion of convertible bonds	-	75,692	(75,692)	75,692
Other payables	12,086	13,702	(1,616)	10,270
Accrued expenses	22,945	22,697	248	21,144
Accrued income taxes	2,139	9,866	(7,727)	8,993
Advance received	104	106	(2)	133
Deposits received	1,873	1,270	603	1,205
Deposits received from employees	19,208	18,935	273	18,734
Long-term liabilities	**526,843**	**451,452**	**75,391**	**429,320**
Bonds	200,000	200,000	-	120,000
Long term loan	20,000	20,000	-	20,000
Deferred tax liabilities	284,491	207,829	76,662	266,514
Allowance for retirement benefits	18,836	22,372	(3,536)	21,720
Other long-term liabilities	3,515	1,250	2,265	1,085
Total liabilities	**718,637**	**702,301**	**16,336**	**668,510**
(Shareholders' equity)				
Common stock	**80,462**	**68,046**	**12,416**	**68,046**
Capital surplus	**105,707**	**89,351**	**16,356**	**89,351**
Capital reserve	101,766	89,351	12,415	89,351
Other capital reserve	3,941	-	3,941	-
Gain on disposal of treasury stock	3,941	-	3,941	-
Retained earnings	**274,138**	**265,499**	**8,639**	**261,628**
Legal reserve	17,004	17,004	-	17,004
General reserves	180,714	180,557	157	180,557
Reserve for special depreciation	572	409	163	409
Reserve for reduction of acquisition cost of fixed assets	142	147	(5)	147
General reserves	180,000	180,000	-	180,000
Unappropriated retained earnings at end of period	76,419	67,937	8,482	64,066
<Included net income for period>	<12,376>	*<20,118>*	<(7,742)>	<13,129>
Net unrealized gain on other securities	**446,881**	**331,626**	**115,255**	**392,590**
Treasury stock	**(892)**	**(36,483)**	**35,591**	**(3,142)**
Total shareholders' equity	**906,297**	**718,041**	**188,256**	**808,475**
Total liabilities and shareholders' equity	**1,624,935**	**1,420,342**	**204,593**	**1,476,986**

Non-consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2004 (April 1, 2003 - September 30, 2003)	FY2003 (April 1, 2002 - September 30, 2002)	Increase (Decrease)	FY2003 (April 1, 2002 - March 31, 2003)
(Ordinary profits and losses)				
Operating revenue and expenses				
Operating revenue	**365,908**	**364,682**	**1,226**	**747,637**
Net sales	365,908	364,682	1,226	747,637
Operating expenses	**348,124**	**345,350**	**2,774**	**708,227**
Cost of sales	321,295	320,249	1,046	656,063
Selling, general and administrative expenses	26,828	25,100	1,728	52,164
Operating income	**17,783**	**19,332**	**(1,549)**	**39,410**
Non-operating income and expenses				
Non-operating income	**8,623**	**8,210**	**413**	**14,768**
Interest and dividends income	6,116	5,027	1,089	9,575
Other non-operating income	2,506	3,183	(677)	5,193
Non-operating expenses	**6,593**	**4,874**	**1,719**	**11,857**
Interest expenses	1,843	1,560	283	3,424
Other non-operating expenses	4,749	3,314	1,435	8.433
Ordinary income	**19,813**	**22,667**	**(2,854)**	**42,321**
(Extraordinary gains and losses)				
Extraordinary gains	**621**	-	**621**	-
Gain on transfer to a defined contribution pension plan	621	-	621	-
Extraordinary losses	**1,851**	**1,534**	**317**	**8,882**
Provision for retirement and severance benefit for director and corporate auditors	1,851	-	1,851	-
Revalued loss of investment securities	-	-	-	5,474
Loss on disposal of property, plant and equipment	-	1,534	(1,534)	3,407
Income before income taxes	**18,583**	**21,132**	**(2,549)**	**33,438**
Income taxes - current	3,979	10,706	(6,727)	20,015
Income taxes - deferred	2,228	(2,703)	4,931	(6,695)
Net income	**12,376**	**13,129**	**(753)**	**20,118**
Unappropriated retained earnings brought forward	64,043	50,936	13,107	50,936
Interim cash dividends	-	-	-	3,118
Unappropriated retained earnings at end of period	**76,419**	**64,066**	**12,353**	**67,937**

Exhibit 3

FINANCIAL SUMMARY

FY2004 Third Quarter

Financial Results for the Nine Months
Ended December 31, 2003

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Our uses of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this summary and are not guarantees of future performance. Toyota Industries Corporation and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this summary. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.
viii) Political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments' specific policies with respect to economic growth, inflation, taxation, currency convertibility, imports and sources of supplies, and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, materials handling equipment, textile machinery, and electronics industries and markets in Japan, the United States, and elsewhere.

Consolidated Financial Results for the Nine Months Ended December 31, 2003

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for the Nine Months Ended December 31, 2003

As Toyota Industries started disclosing its quarterly figures from this fiscal year, comparative figures for the previous fiscal year are not available.

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	Operating income	Ordinary income
	Million yen	Million yen	Million yen
Nine months ended December 31,2003	**857,620**	**40,077**	**48,615**
FY2003	1,069,218	52,477	51,375

	Net income	Net income per share - basic	Net income per share - diluted
	Million yen	Yen	Yen
Nine months ended December 31,2003	**28,512**	**93.74**	**86.78**
FY2003	21,933	70.19	62.90

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Nine months ended December 31,2003	**1,901,675**	**969,504**	**51.0**	**3,005.70**
FY2003	1,650,391	738,867	44.8	2,522.52

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 138 companies
Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 19 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 20 companies
Equity method: (increase) 3 companies, (decrease) 1 company

2. Forecasts of Consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2004	1,150,000	58,000	34,000

Reference: (Forecast) Net income per share - basic (annual): 105.41 yen

* Figures for fiscal 2004 have not been revised from those previously announced on October 28, 2003.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

By the end of the third quarter of fiscal 2004 (the nine months from April 1 to December 31, 2003), total consolidated net sales of Toyota Industries amounted to 857.6 billion yen. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 442.3 billion yen. Within this segment, net sales of the Vehicle Business totaled 204.0 billion yen, due largely to strong sales of the Corolla Sedan for North America, for which production commenced in January 2003. Net sales of the Engine Business totaled 78.8 billion yen, reflected by the fact that a certain volume of CD-type diesel engines are now shipped as parts, thus decreasing the overall production of the engine as a complete product. Net sales of the Car Air-Conditioning Compressor Business totaled 146.8 billion yen, attributable mainly to vigorous sales activities targeting car manufacturers around the world.

Net sales of the Materials Handling Equipment Segment totaled 325.5 billion yen, due primarily to aggressive sales promotion activities for major customers in Japan and overseas. Strong sales of the GENEO-E, a three-wheel electric counterbalanced forklift truck, as well as the consolidation of Aichi Corporation, which became one of our subsidiaries in May 2003, also contributed to consolidated results.

Net sales of the Textile Machinery Segment totaled 37.4 billion yen, due mainly to strong sales of air-jet looms in China.

During this period, Toyota Industries' ordinary income amounted to 48.6 billion yen. This increase reflected expanded sales, improved productivity and enhanced cost-reduction efforts group-wide. Net income amounted to 28.5 billion yen.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of 1,150.0 billion yen and ordinary income of 58.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	Nine months ended December 31,2003 (April 1, 2003 - December 31, 2003)		FY2003 (April 1, 2002 - March 31, 2003)	
	Amount	Component ratio	Amount	Component ratio
Automobile		%		%
Vehicle	204,059	23.8	281,927	26.4
Engine	78,864	9.2	117,669	11.0
Car air-conditioning compressor	146,869	17.1	177,914	16.6
Foundry and others	12,560	1.5	17,948	1.7
Subtotal	442,353	51.6	595,459	55.7
Materials handling equipment	325,513	38.0	373,007	34.9
Textile machinery	37,456	4.4	48,740	4.6
Others	52,296	6.0	52,010	4.8
Total	857,620	100.0	1,069,218	100.0

Consolidated Balance Sheets

	FY2004 Third Quarter (As of December 31, 2003)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Assets			
Current assets	**340,731**	**371,807**	**(31,076)**
Cash and deposits	53,215	87,840	(34,625)
Trade notes and accounts receivable	133,644	119,047	14,597
Marketable securities	20,114	52,780	(32,666)
Inventories	76,640	69,140	7,500
Deferred tax assets	11,792	14,072	(2,280)
Other current assets	47,488	30,924	16,564
Less - allowance for doubtful accounts	(2,165)	(1,998)	(167)
Fixed assets	**1,560,944**	**1,278,583**	**282,361**
Property, plant and equipment	**381,766**	**362,193**	**19,573**
Buildings and structures	123,720	118,448	5,272
Machinery, equipment and vehicles	160,901	157,733	3,168
Tools, furniture and fixtures	15,644	16,006	(362)
Land	69,032	56,254	12,778
Construction in progress	12,467	13,749	(1,282)
Intangible assets	**99,375**	**96,773**	**2,602**
Software	11,349	9,195	2,154
Goodwill	88,026	87,577	449
Investments and other assets	**1,079,801**	**819,616**	**260,185**
Investments in securities	1,020,725	762,026	258,699
Long-term loans	9,525	10,521	(996)
Long-term prepaid expenses	14,224	15,081	(857)
Deferred tax assets	3,715	2,862	853
Other investments and other assets	31,842	29,370	2,472
Less - allowance for doubtful accounts	(231)	(247)	16
Total assets	**1,901,675**	**1,650,391**	**251,284**

(Million yen; amounts less than one million yen are omitted.)

	FY2004 Third Quarter (As of December 31, 2003)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Liabilities			
Current liabilities	**301,594**	**393,365**	**(91,771)**
Trade notes and accounts payable	124,120	117,424	6,696
Short-term bank loans	70,838	78,052	(7,214)
Commercial paper	5,000	-	5,000
Current portion of bonds	-	20,000	(20,000)
Current portion of convertible bonds	-	75,692	(75,692)
Other payables	13,171	17,406	(4,235)
Accrued expenses	45,976	42,027	3,949
Accrued income taxes	6,641	14,143	(7,502)
Deposits received from employees	21,218	19,234	1,984
Deferred tax liabilities	1,910	1,191	719
Other current liabilities	12,717	8,193	4,524
Long-term liabilities	**595,811**	**494,164**	**101,647**
Bonds	200,300	200,300	-
Long-term debt	32,632	36,576	(3,944)
Deferred tax liabilities	311,366	212,355	99,011
Allowance for retirement benefits	34,415	34,100	315
Other long-term liabilities	17,096	10,832	6,264
Total liabilities	**897,405**	**887,530**	**9,875**
Minority interest in consolidated subsidiaries	**34,765**	**23,993**	**10,772**
Shareholders' equity			
Common stock	**80,462**	**68,046**	**12,416**
Capital surplus	**105,742**	**89,364**	**16,378**
Retained earnings	**289,561**	**269,380**	**20,181**
Net unrealized gains on other securities	**480,819**	**331,667**	**149,152**
Foreign currency translation adjustments	**19,712**	**16,890**	**2,822**
Treasury stock at cost	**(6,795)**	**(36,483)**	**29,688**
Total shareholders' equity	**969,504**	**738,867**	**230,637**
Total liabilities and shareholders' equity	**1,901,675**	**1,650,391**	**251,284**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	Nine months ended December 31,2003 (April 1, 2003 - December 31,2003)	FY2003 (April 1, 2002 - March 31, 2003)
Net sales	**857,620**	**1,069,218**
Cost of sales	720,317	899,702
Gross profit	**137,303**	**169,516**
Selling, general and administrative expenses	97,225	117,038
Operating income	**40,077**	**52,477**
Non-operating income	**25,827**	**26,335**
Interest income	6,214	8,985
Dividends income	10,921	8,888
Other non-operating income	8,691	8,461
Non-operating expenses	**17,289**	**27,438**
Interest expenses	7,349	10,522
Other non-operating expenses	9,940	16,915
Ordinary income	**48,615**	**51,375**
Extraordinary gains	**621**	**-**
Gains from transition of benefit plan into defined contribution pension plan	621	-
Extraordinary losses	**1,851**	**7,705**
Provision for retirement and severance benefits for directors and corporate auditors	1,851	-
Revalued loss of investment securities	-	4,298
Loss on disposal of property, plant and equipment	-	3,407
Income before income taxes	**47,385**	**43,669**
Income taxes	16,144	20,815
Minority interest in consolidated subsidiaries	2,727	919
Net income	**28,512**	**21,933**

Segment Information

1.Business segment information

(1)Nine months ended December 31,2003

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	442,353	325,513	37,456	52,296	857,620	-	857,620
(2) Intersegment transactions	11,751	412	10	10,060	22,234	(22,234)	-
Total	454,104	325,926	37,466	62,357	879,855	(22,234)	857,620
Operating expenses	433,339	311,487	37,199	57,707	839,733	(22,190)	817,543
Operating income	20,764	14,439	267	4,650	40,121	(44)	40,077

(2)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	595,459	373,007	48,740	52,010	1,069,218	-	1,069,218
(2) Intersegment transactions	15,523	89	5	13,078	28,697	(28,697)	-
Total	610,983	373,097	48,745	65,089	1,097,915	(28,697)	1,069,218
Operating expenses	580,875	356,922	46,436	61,177	1,045,412	(28,671)	1,016,740
Operating income	30,107	16,174	2,308	3,912	52,503	(25)	52,477

2.Geographical segment information

(1) Nine months ended December 31,2003

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	581,506	146,043	122,123	7,947	857,620	-	857,620
(2) Intersegment transactions	63,209	683	4,360	1,166	69,419	(69,419)	-
Total	644,716	146,726	126,483	9,113	927,039	(69,419)	857,620
Operating expenses	609,487	142,075	124,412	8,971	884,946	(67,403)	817,543
Operating income	35,228	4,651	2,071	141	42,093	(2,015)	40,077

(2)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	733,869	192,385	139,514	3,449	1,069,218	-	1,069,218
(2) Intersegment transactions	78,517	1,411	4,899	1,033	85,862	(85,862)	-
Total	812,387	193,796	144,413	4,483	1,155,080	(85,862)	1,069,218
Operating expenses	767,341	187,597	142,468	4,559	1,101,966	(85,225)	1,016,740
Operating income	45,045	6,199	1,945	(75)	53,114	(636)	52,477

3.Overseas sales

(1) Nine months ended December 31,2003 (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	144,462	155,345	68,366	368,174
Consolidated sales				857,620
Ratio of overseas sales to consolidated sales	16.8%	18.1%	8.0%	42.9%

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	192,421	181,347	77,825	451,593
Consolidated sales				1,069,218
Ratio of overseas sales to consolidated sales	18.0%	17.0%	7.3%	42.2%

(Brief Description)

December 19, 2003

Semiannual Securities Report

(Report pursuant to Article 24.5, Paragraph 1
of the Securities and Exchange Law)

For the six months ended
September 30, 2003

This Semiannual Securities Report for the six months ended September 30, 2003 (hereinafter, the "Semiannual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 19, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") are listed.

Under Japanese laws and regulations, a Semiannual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2003.

The information in the Semiannual Securities Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 25, 2004), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

December 9, 2003

Notice regarding "Change in Share of a Major Shareholder"

(Report pursuant to Article 24.5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Sub-paragraph 4 of the Ministerial Regulation regarding Disclosure of Company)

This notice regarding "Change in Share of a Major Shareholder" was, in accordance with Japanese laws and regulations, filed on December 9, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Details

The share of a major shareholder changed as a result of an increase in total voting rights that accompanied the conversion of the 2nd unsecured convertible bond on September 17, 2003.

2. Shareholder Profile

(1) Shareholder name	DENSO CORPORATION
(2) Location	Kariya, Aichi, Japan
(3) President	Koichi Fukaya
(4) Business	Manufacture of autoparts

3. The number of Denso's voting rights and the ratio against the number of the total voting rights

	Number of voting rights	Ratio against the number of the total voting rights	Major shareholder ranking
Before change of share	296,478	10.13%	2nd place
After change of share	296,478	9.97%	2nd place

* The number of shares without voting rights that are deducted from the total shares outstanding 17,764,799

The number of shares outstanding as of December 9, 2003 325,840,640

4. The date of change September 17, 2003

Exhibit 6

(Brief Description)

November 2003

Semiannual Business Report

For the six months ended
September 30, 2003

This Semiannual Business Report for the six months ended September 30, 2003 (hereinafter, the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") in November 2003.

It is not a requirement under any rules or regulations in Japan to prepare or make public a Semiannual Business Report; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 25, 2004), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 7

(Brief Description)

December 15, 2003

Press Release regarding "Notice Concerning Repurchase of Shares from the Market"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase period	November 17, 2003 through December 12, 2003
2. Number of shares repurchased	1,980,800 shares
3. Aggregate purchase cost	JPY4,115,338,900
4. Method of repurchase	Purchase on the Tokyo Stock Exchange

(Reference 1)
Matters resolved at the 125th Ordinary General Shareholders' Meeting held on June 27, 2003:

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase cost of shares	Up to JPY45,000,000,000

(Reference 2)
Numbers of shares having been repurchased up to December 12, 2003:

Aggregate number of shares repurchased	1,980,800 shares
Aggregate purchase cost of shares	JPY4,115,338,900

(Brief Description)

December 18, 2003

Press Release regarding "TICO Establishment of a Materials Handling Equipment Distributor in Brazil"

Toyota Industries Corporation (hereinafter, "TICO") established a new distributor, Toyota Industries Mercosur Ltda. (hereinafter, "TIM"), in Brazil in January 2004. TIM will commence operations from April with the aim of increasing materials handling equipment (including forklift truck) sales in the Brazilian and Argentine markets.

Until now, Toyota do Brasil Ltda (hereinafter, "TDB") and Toyota Argentina S.A. (hereinafter, "TASA") have carried out the distribution of materials handling equipment in Brazil and Argentina, respectively; however, with TIM taking over and consolidating the materials handling equipment sales operations of TDB and TASA, decisions will be made more quickly, whilst allowing for flexible operational management.

TICO, by establishing a strong sales system focusing on TIM, continues to raise its competitive strengths and maintain an established position in the Brazilian and Argentine markets. We are targeting sales of 800 units at TIM in 2004.

【Company profile】

1. Company name	Toyota Industries Mercosur Ltda. ("TIM")
2. Location	São Paulo, Brazil
3. Date of establishment	January 2004
4. Start of operations	April 2004
5. Capital	JPY1 billion
6. Share distribution	Toyota Industries Corporation: 100%
7. President	Kohei Yada
8. Business	Materials handling equipment sales
9. Employees	Approximately 30 (at the time of commencement)
10. Sales volume	800 units (targeted for 2004)

Exhibit 9

(Brief Description)

December 24, 2003

Press Release regarding "TICO and LMW Establishment of a Joint Corporation which Manufactures Metallic Molds for Automobiles in China"

Toyota Industries Corporation (hereinafter, "TICO") and Lioho Machine Works, Ltd. (hereinafter, "LMW") have agreed on the establishment of a joint corporation, Lio Fung Tool & Die (Kunshan) Co., Ltd. (hereinafter, "LFTD"), which will begin manufacture and sales of metallic molds and other products for automobiles in China. The Chinese auto industry is expected to grow rapidly. LFTD will commence operations from April 2004.

LMW established LFTD independently in June 2003, and according to the schedule, TICO will additionally invest capital by January 2004. The capital ratio of LFTD after additional investment will be 35% and 65% by TICO and LMW, respectively.

TICO has already manufactured and sold casting parts for automobiles, engines, forklift trucks and automatic looms, and manufactured forklift trucks through Toyota Industry (Kunshan) Co., Ltd , a joint corporation with LMW established in China in August 1994. Moreover, LMW operates many businesses, such as the manufacture of aluminum wheels, in China. TICO will expand its automobile-associated businesses in China in renewed cooperation with LMW, which boasts a strong presence in China and enjoys a solid relationship based on mutual trust with TICO, and produce and supply metallic molds and other excellent products in terms of quality, cost and on-time delivery.

【Company profile】

1. Company name	Lio Fung Tool & Die (Kunshan) Co., Ltd. ("LFTD")
2. Location	Kunshan, Jiangsu, China
3. Date of establishment	June 2003
4. Start of operations	April 2004
5. Capital	USD7 million
6. Share distribution	(Date of establishment) LMW: 100% (Date of additional investment) TICO: 35%, LMW: 65%
7. President	Li Qing Nan
8. Business	Manufacture and sales of metallic molds and jigs
9. Employees	120 (planned for 2005)
10. Manufacturing capacity	200 units per year (in equivalence of 400-ton-class units)
11. Sales volume	JPY700 million (targeted for 2008)

Exhibit 10

(Brief Description)

January 19, 2004

Press Release regarding "Notice Concerning Repurchase of Shares from the Market"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase period	December 15, 2003 through January 16, 2004
2. Number of shares repurchased	1,093,000 shares
3. Aggregate purchase cost	JPY2,451,434,000
4. Method of repurchase	Purchase on the Tokyo Stock Exchange

(Reference 1)
Matters resolved at the 125th Ordinary General Shareholders' Meeting held on June 27, 2003:

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase cost of shares	Up to JPY45,000,000,000

(Reference 2)
Numbers of shares having been repurchased up to January 16, 2004:

Aggregate number of shares repurchased	3,073,800 shares
Aggregate purchase cost of shares	JPY6,566,772,900

Exhibit 11

(Brief Description)

February 12, 2004

Press Release regarding "Notice Concerning Repurchase of Shares from the Market"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase period	January 17, 2004 through February 10, 2004
2. Number of shares repurchased	1,321,200 shares
3. Aggregate purchase cost	JPY3,011,460,000
4. Method of repurchase	Purchase on the Tokyo Stock Exchange

(Reference 1)
Matters resolved at the 125th Ordinary General Shareholders' Meeting held on June 27, 2003:

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase cost of shares	Up to JPY45,000,000,000

(Reference 2)
Numbers of shares having been repurchased up to February 10, 2004:

Aggregate number of shares repurchased	4,395,000 shares
Aggregate purchase cost of shares	JPY9,578,232,900

(Brief Description)

February 27, 2004

Press Release regarding "Notice Concerning the Results of Repurchase of Shares through ToSTNeT-2"

We hereby inform you that Toyota Industries Corporation (hereinafter, "TICO") repurchased its shares as follows with respect to the notice of repurchase of shares announced yesterday (February 26, 2004).

1. Reason for repurchase of shares	To repurchase the Company's own shares in order to prepare for timely capital policy under changing business environment
2. Type of shares repurchased	Shares of common stock of TICO
3. Aggregate number of shares repurchased	3,270,000 shares
4. Purchase price	JPY2,290 per share
5. Date of repurchase	February 27, 2004
6. Method of repurchase	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders)

(Reference)
Matters resolved at the 125th Ordinary General Shareholders' Meeting held on June 27, 2003:

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase cost of shares	Up to JPY45,000,000,000

Numbers of shares having been repurchased up to February 27, 2004:

Aggregate number of shares repurchased	7,665,000 shares
Aggregate purchase cost of shares	JPY17,066,532,000

Exhibit 13

(Brief Description)

March 18, 2004

Press Release regarding "Conclusion of the Contract Concerning Business Collaboration and Capital Tie-up in the Distribution Service Field"

Fuji Logistics Co., Ltd. (hereinafter, "FL"), Toyota Industries Corporation (hereinafter, "TICO") and Fuji Electric Holdings Co., Ltd. (hereinafter, "FE") concluded the final agreement on a business collaboration and capital tie-up in the distribution service field.

As the first step of the business collaboration between TICO and FL, the two companies plan to establish a core joint corporation, TF Logistics Co., Ltd. (provisional name), late in April 2004, centralize the know-how and network of both companies and promote joint sales operations to develop our presence in the market. FE will assist the joint corporation with extensive know-how and technology. The joint corporation will take over the distribution function of companies, and also develop and furnish new high-value-added services. The initial capital of the joint corporation will be JPY100 million, with TICO and FL contributing 51% and 49% of this amount, respectively. The joint corporation's targeted amount of orders received for the first three years is JPY10 billion.

In order to support the business collaboration and capital tie-up, FE will transfer a portion of shares of FL (6,491,000 shares, representing roughly 27% of the total shareholders' voting rights) to TICO. Following that, FE will continue to support the management of FL as the largest shareholder (maintaining roughly 28% of voting rights as the FE Group).

TOYOTA

Exhibit 1



SEMIANNUAL REPORT 2004

For the Six Months Ended September 30, 2003

TOYOTA INDUSTRIES CORPORATION

Profile

What is now Toyota Industries Corporation was founded in 1926 as Toyoda Automatic Loom Works, Ltd. by the renowned Japanese inventor Sakichi Toyoda to manufacture automatic looms. The enterprise proceeded over the years to diversify into such fields as automobiles, forklift trucks, electronics, and logistics solutions. In line with its strategy of globalization, Toyota Industries now has production facilities in Europe, North America, and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine, and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and warehouse equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics and other businesses. Each of these segments already has or is building a secure footing in its particular fields.

Developing technological and market synergies among our various businesses to produce added value, we aim to achieve a conglomerate premium so that the worth of Toyota Industries as a whole adds up to more than the sum of its parts.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan," and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies, and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products, and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies, and the euro—the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances, and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America, and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation
viii) Political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments' specific policies with respect to economic growth, inflation, taxation, currency convertibility, imports and sources of supplies, and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, materials handling equipment, textile machinery, and electronics industries and markets in Japan, the United States, and elsewhere.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2003	2002	% change	**2003**
For The Six Months				
Net sales	**¥ 569,588**	¥ 520,489	9.4 %	**$ 5,119,892**
Operating income	**27,019**	25,214	7.2	**242,867**
Ordinary income	**30,169**	26,905	12.1	**271,182**
Income before income taxes	**28,938**	25,370	14.1	**260,117**
Net income	**17,096**	13,614	25.6	**153,672**
Depreciation and amortization	**30,562**	26,847	13.8	**274,715**
Capital expenditures	**39,720**	40,080	(0.9)	**357,034**
Research and development expenses	**14,782**	14,626	1.1	**132,872**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**58.12**	43.57	33.4	**0.52**
Net income — diluted	**51.65**	39.27	31.5	**0.46**
Cash dividends	**12.00**	10.00	20.0	**0.11**
At The Six Months' End				
Total assets	**¥1,900,975**	¥1,692,295	12.3 %	**$17,087,416**
Shareholders' equity	**939,866**	823,014	14.2	**8,448,234**
Number of employees	**26,944**	24,877	8.3	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥111.25 = US$1, the exchange rate on September 30, 2003.

Net Sales


(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 02
03
04
First Half
Year

Net Income


(¥ Billion)
30
20
10
0
FY 02
03
04

Total Assets


(¥ Billion)
2,000
1,500
1,000
500
0
FY 02
03
04

Shareholders' Equity


(¥ Billion)
1,000
800
600
400
200
0
FY 02
03
04

Note: Hereafter, the fiscal year ended March 31, 2004 is referred to as fiscal 2004 and other fiscal years are referred to in a corresponding manner.

Contents



Akira Yokoi
Chairman

Tadashi Ishikawa
President

Dear Shareholders:

Excellent Performance for the Term

The results of Toyota Industries Corporation and its subsidiaries ("Toyota Industries") for the six months ended September 30, 2003 (the "term") can be summarized in a single word: Excellent. We achieved a record high for earnings performance. Consolidated net sales totaled ¥569.6 billion, an increase of 9.4% compared with the six months ended September 30, 2002 (the "previous term"). Consolidated operating income was ¥27.0 billion, an increase of 7.2% over the previous term. Consolidated ordinary income amounted to ¥30.2 billion, an increase of 12.1% over the previous term. Consolidated net income was ¥17.1 billion, an increase of 25.6% over the previous term.

The business environment during the term turned out to be somewhat better than expected. Although it was anticipated that the world economy would be affected adversely by the armed intervention in Iraq and SARS (severe acute respiratory syndrome), the U.S. economy appeared to be on its way to recovery and the Chinese economy continued to expand. The Japanese economy also showed signs of an upturn, with increased private sector capital investment and improved corporate profitability.

In addition, we succeeded in implementing a clearly defined strategy that exploited our competitive strengths in each of our business segments and in making further significant cost reductions.

All Business Segments in Good Shape

All of Toyota Industries' business segments saw their net sales improve over the previous term. However, the level of operating income varied slightly by business segment, although most segments maintained stable incomes.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

Net sales were ¥296.2 billion for the term, up 1.7% over the previous term, and accounted for 52.0% of Toyota Industries' total net sales for the term. Although sales of vehicles and engines decreased, sales of car air-conditioning compressors increased. Operating income, on the other hand, at ¥14.7 billion for the term was down 3.7% from the previous term.

Materials Handling Equipment Segment

Net sales for the term totaled ¥216.3 billion, up 19.5% over the previous term. This increase was due mainly to aggressive sales promotion activities for major customers in and outside Japan by TOYOTA Material Handling Company ("TMHC") as well as the consolidation of Aichi Corporation ("Aichi"), which was included in our network of subsidiaries in May 2003. Operating income was ¥8.9 billion for the term, up 16.8% over the previous term.

Textile Machinery Segment

Net sales amounted to ¥23.8 billion for the term, up 4.5% over the previous term. Operating income was ¥0.4 billion for the term, down 42.5% from the previous term. This decrease was due largely to a rise in the purchase prices of some parts and a decrease in sales of more profitable machinery, notably roving frames.

Others Segment

Net sales totaled ¥33.2 billion for the term, up 30.6% over the previous term, due mainly to an increase in sales of TIBC Corporation. Operating income totaled ¥3.1 billion for the term, up 96.7% over the previous term.

Achievements during the Term

Consolidation of Aichi Corporation

In May 2002, following the conclusion of a comprehensive agreement on capital and business collaboration between Toyota Industries and Aichi, Toyota Industries acquired 34% of Aichi's outstanding shares. We also obtained a warrant that would raise our holding to 51%. In May 2003, we exercised the warrant, incorporating Aichi into our network of subsidiaries.

Aichi's consolidated net sales for the term totaled ¥18.8 billion, up 20.1% over the previous term. Ordinary income was ¥1.0 billion, compared with an ordinary loss of ¥0.6 billion for the previous term, and net income was ¥1.0 billion, compared with a net loss of ¥0.8 billion for the previous term. We believe that Aichi's remarkable change for the better was a result of the structural and fundamental reform we have actively supported. Also, in October 2003, a stricter waste emissions regulation was enacted covering major metropolitan areas in Japan (parts of the Kanto, Tokai, and Kansai areas). This regulation forbids trucks and diesel-powered vehicles that do not meet the specified emissions standard from taking compulsory car inspections. This led to a surge in sales of Aichi's special-purpose vehicles to replace those sub-standard vehicles.

Global Fund Management

In June 2003, Toyota Industries Finance International AB ("TIFI"), our finance subsidiary established in Sweden, assumed fund-raising operations for all of our overseas subsidiaries and began centrally managing the funds of our European subsidiaries.

Toyota Industries itself commenced centralized fund management of its domestic subsidiaries also in June 2003. In North America, Toyota Industries North America, Inc. has been centrally managing the funds of our North American subsidiaries since February 2001.

Through these measures, we aim to achieve more efficient fund-raising and fund management on a global, consolidated basis.

Making Inroads into the Logistics Solutions Business

Toyota Industries started full-fledged operations in the Logistics Solutions Business, responding to increasing market needs for streamlined logistics operations in Japan. This is an area in which we can take advantage of our long-standing experience in production and sales of materials handling equipment such as forklift trucks and automated storage and retrieval systems, as well as our production know-how as demonstrated in the Toyota Production System ("TPS").

We signed contracts with a number of wholesalers and manufacturers for the management of distribution centers in the Tokyo metropolitan and Chubu (Central Japan) areas during the term. To strengthen our position in this area, we are forging alliances with other logistics operators and preparing for our entry into the third party logistics business, which encompasses thorough evaluation of clients' logistics operations, making improvement proposals, and undertaking across-the-board logistics operations. As part of the alliance with logistics operators, in February 2003, we concluded an agreement on business collaboration with Trancom Co., Ltd. ("Trancom"), which possesses advanced information systems and proven distribution center management capability. In April 2003, Toyota Industries and Trancom established ALTRAN Corporation, a joint company to undertake logistics solutions business.

Reinforcement of Sales Network in China and Australia

In anticipation of expanding demand in China, TMHC constructed a new forklift truck assembly plant within the premises of Toyota Industry (Kunshan) Co., Ltd., which is engaged in the production of foundry parts in Kunshan, Jiangsu Province. TMHC began local production of 1-3 ton internal combustion counterbalanced forklift trucks, top-sellers in the country, in April 2003.



Tadashi Ishikawa
President

In May 2003, we established Toyota Material Handling (Shanghai) Co., Ltd. jointly with Toyota Tsusho Corporation as a distributor of forklift trucks in China. The new company, which started operations in June 2003, will take the initiative in forging a strong sales network through the enhancement of its dealer network.

In June 2003, Toyota Industries established Toyota Industries Corporation Australia Pty Limited ("TICA") in Sydney as a new distributor, with a view to expanding sales of forklift trucks and other materials handling equipment in the local market. TICA started operations in July 2003 after taking over the materials handling equipment sales operations of Toyota Motor Corporation Australia Ltd., which was responsible for sales of TOYOTA-brand materials handling equipment in the country. TICA undertakes on sales and marketing activities specifically for materials handling equipment, allowing more agile management and swifter decision-making.

Business Outlook for Fiscal 2004

Although the economies of Japan and the U.S. show signs of an upswing, the overall business environment does not allow optimism, due to an accelerating appreciation of the yen, anxiety over deflation, and uncertainties in the Middle East. We expect that in the second half of fiscal 2004, ending March 31, 2004, Toyota Industries will continue to face challenging economic conditions.

Even so, we are confident that our long-standing policy of diversification will pay off in such circumstances, in that even if some of our businesses experience difficulties, other businesses will perform well, so allowing Toyota Industries to continue on the path to stable and sustainable growth.

Meanwhile, we will seek to ensure that our products and services are attuned to customer needs, and continue with our quality improvement and cost-reduction activities. Our strategy will also include promoting global businesses, improving management efficiency, strengthening our management base, and securing higher profitability.

For fiscal 2004 in full, we forecast the following: Consolidated net sales of ¥1,150.0 billion, up 7.6% over fiscal 2003 and representing a ¥50.0 billion increase over our forecast at the beginning of fiscal 2004; ordinary income of ¥58.0 billion, up 12.9% over fiscal 2003 and representing a ¥1.0 billion increase over our forecast at the beginning of fiscal 2004; and net income of ¥34.0 billion, up 55.0% over fiscal 2003, the same as our forecast at the beginning of fiscal 2004.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory, and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current market trends in the global economy make it particularly difficult to predict product demand and other related matters.

Looking towards the Future

The most important aspect of our corporate mission is to increase shareholder value. We consistently aim to enhance corporate performance by improving medium- to long-term profitability, implementing ambitious strategies with specific goals in each business area, familiarizing more employees with TPS—an essential source of our competitiveness—and laying down efficient management systems.

Concurrently, as a responsible corporate citizen, we emphasize activities to protect the natural environment and fulfill our other social responsibilities.

We thank all of our stakeholders, including shareholders, customers, suppliers, local communities, and employees, for their support. As we look to secure further growth in shareholder value, we respectfully request a continuation of the support we have enjoyed to date.

December 2003

Akira Yokoi
Chairman

Tadashi Ishikawa
President

Topics

In this section, we review the highlights of Toyota Industries' activities from April to October 2003.

NEW PRODUCTS

Production Start-Up of Two-Way Compressors



Two-Way Compressor

Toyota Industries developed jointly with DENSO Corporation ("DENSO") and started production of a two-way compressor with a built-in motor, to be used for air conditioners of hybrid cars. This compressor is driven alternately by an engine during driving and by a built-in motor during engine stop, achieving a balance between fuel efficiency and comfort when the car air-conditioner is turned on. It is installed in Toyota Motor Corporation's ("TMC's") Estima Hybrid, which was re-introduced to the market in July 2003 after a minor change, and Alphard Hybrid, which was launched in the same month.

Commercialization of Electrically-Driven Car Air-Conditioning Compressors for Hybrid Cars

We also developed jointly with DENSO and started production of an electrically-driven car air-conditioning compressor for hybrid cars. Unlike conventional compressors that are belt-driven by the engine, this compressor is driven by a built-in motor. As a result, the air-conditioner remains on even when the engine is turned off, ensuring both interior comfort and fuel economy for idling stop vehicles such as hybrid cars.

The optimized shape of the scroll and other innovations allow the electrically-driven compressor to improve the compression efficiency of the refrigerant and minimize energy loss for optimum performance. It is installed in the new Prius, which was introduced to the market by TMC in September 2003.



Electrically-Driven Compressor ES18

EXHIBITIONS

Electronics Devices Showcased at CEATEC JAPAN 2003

From October 7 to 11, 2003, CEATEC JAPAN 2003, one of Asia's largest electronics exhibition dedicated to communications, information, and imaging technologies, was held at the Makuhari Messe on the outskirts of Tokyo.


TOYOTA

We displayed the following at the show: A white organic light emitting diode ("OLED") back light for LCD panels and an OLED display, both of which take advantage of our proprietary OLED technology; a chipset conforming to the high-speed wireless LAN ("WLAN") standard IEEE802.11g; an ultra-compact, low-cost radio tuner module that combines the main functions of a radio on a single chip utilizing full CMOS RF IC technology, and others.



Radio Tuner



WLAN Access Point



WLAN CF Card Module



WLAN Chipset

Energy-Efficient, Environment-Friendly Technology Displayed at Tokyo Motor Show 2003

We displayed a selection of our advanced auto technologies at the 37th Tokyo Motor Show, held from October 22 to November 5, 2003 at the Makuhari Messe. Under our show theme of "Environmental technologies and key technologies – supporting motor vehicle evolution," we displayed products and technologies designed to bring superior levels of comfort to vehicle occupants, including environmentally sound technologies and electronics.


TOYOTA

These included the following: Various types of car air-conditioning compressors, such as an electrically-driven compressor, a two-way compressor with a built-in motor (both of which are installed in hybrid cars) and a CO_2 refrigerant compressor (for fuel-cell hybrid vehicles); a diverse array of electronics parts such as an OLED display, a wireless LAN device, and an ultra-compact radio tuner module; and a variety of parts developed specifically for fuel-cell hybrid vehicles.



The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2003. It includes forward-looking statements concerning the expected future performance of Toyota Industries Corporation. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

Net Sales

In the six months ended September 30, 2003 (the "term"), the Japanese economy showed signs of recovery, with exports picking up, private sector capital investment increasing, and consumer spending rising. Overseas, although the U.S. economy stayed on a path to recovery, the European economy remained weak.

Against this background, Toyota Industries' total consolidated net sales amounted to ¥569.6 billion, up ¥49.1 billion, or 9.4%, compared with the six months ended September 30, 2002 (the "previous term").

Operating Performance by Business Segment

Net sales for each business segment do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

This segment consists of vehicle (automobile assembly), engine, car air-conditioning compressor, and other businesses (including foundry parts and electronics components for automobiles).

Net sales were ¥296.2 billion for the term, up 1.7% over the previous term, and accounted for 52.0% of Toyota Industries' total net sales for the term. Although sales of vehicles and engines decreased, sales of car air-conditioning compressors increased. Operating income was ¥14.7 billion for the term, down 3.7% from the previous term.

Vehicle Business (Automobile Assembly Business)

During the term, we assembled three models under consignment from Toyota Motor Corporation ("TMC"): Vitz (Yaris in Europe), RAV4 compact sport utility vehicle, and Corolla Sedan for North America. Sales of the Vitz (Yaris), our mainstay vehicle, decreased as a result of intensified competition in the domestic small car market, while the bB Open Deck and the Sprinter Carib (Corolla Wagon overseas) were discontinued in March 2003 and July 2002, respectively. However, the start of production of the Corolla Sedan for North America in January 2003 contributed to an increase in unit sales of the business. Total Vehicle Business unit production for the term was 114,300, an increase of 4,800 over the previous term.

Net sales of the Vehicle Business amounted to ¥135.5 billion for the term, down 0.6% from the previous term, due mainly to a decreased production ratio of a more expensive model.

Engine Business

We mainly produce gasoline and diesel engines for TMC vehicles and for our own line of forklift trucks. Engines for forklift trucks are supplied to TOYOTA Material Handling Company ("TMHC"), our in-house company, and are thus recorded as intersegment transactions.

For the term, gasoline engine production totaled 94,800 units, an increase of 8,400 units over the previous term. Production of the 2AZ gasoline engine, which started in August 2002, made up for a decrease in production of the 5E and 1FZ gasoline engines.

Production of diesel engines for the term totaled 85,500, a decrease of 21,700 units from the previous term. As a result of TMC's commencement in Europe of assembling and installing the 1CD 2000cc direct injection turbo diesel engine with common rail fuel system directly into their vehicles, a certain volume of engine units is now shipped as parts, thus decreasing the overall production of the engine as a complete product.

Total engine production amounted to 180,300 units for the term, a decrease of 13,300 units from the previous term.

Excluding intersegment sales (i.e., engines for forklift trucks supplied to TMHC), sales of gasoline engines totaled 81,400 units for the term, an increase of 9,200 units over the previous term, and sales of diesel engines totaled 75,300 units for the term, a decrease of 22,700 units from the previous term. On the same basis, total engine sales amounted to 156,700 units for the term, a decrease of 13,500 units from the previous term.

Net sales excluding intersegment sales totaled ¥52.3 billion for the term, down 10.6% from the previous term.

Car Air-Conditioning Compressor Business

Car air-conditioning compressors developed and manufactured by Toyota Industries are marketed to leading auto manufacturers worldwide through DENSO Corporation ("DENSO").

In Japan, we sold 2.7 million units in the term, a slight increase over the previous term. Overseas, we sold 6.1 million units in the term, an increase of 1.0 million units over the previous term. Sales of cars installed with our car air-conditioning compressors were strong in the U.S., while vigorous sales activities in Europe resulted in expanded sales there. Total unit sales amounted to 8.8 million units for the term, an increase of 1.0 million units over the previous term.

Net sales totaled ¥100.8 billion for the term, up 14.8% over the previous term.

Materials Handling Equipment Segment

Our Materials Handling Equipment Segment manufactures and sells forklift trucks, warehouse trucks, automated storage and retrieval systems, automatic guided vehicle systems, and special-purpose vehicles.

Net sales for the term totaled ¥216.3 billion, up 19.5% over the previous term. Operating income was ¥8.9 billion for the term, up 16.8% over the previous term.

TMHC's aggressive sales promotion activities for major customers in and outside Japan as well as strong sales of the GENEO-E (7FBE overseas), a three-wheel electric counterbalanced forklift truck introduced into the Japanese, U.S., European, and other markets, significantly contributed to an increase in sales for this segment on a consolidated basis.

BT Industries' sales in Europe for the term (January to June 2003) remained at approximately the same level as for the previous term (January to June 2002). However, as a result of an appreciation of the Swedish krona against the U.S. dollar, sales in North America registered a 9% decrease when sales of their U.S. subsidiaries were translated into the Swedish krona (disregarding the currency effect, sales increased 6%). This led total sales of BT Industries to decrease 3% from the previous term (disregarding the currency effect, sales increased 4%). The Swedish krona also strengthened against the yen, increasing sales of the Material Handling Equipment Segment on a consolidated basis.

In May 2003, we incorporated Aichi Corporation ("Aichi") into our network of subsidiaries, which also contributed to an increase in sales of this segment.

Textile Machinery Segment

Our Textile Machinery Segment manufactures and sells spinning-related machinery, including ring spinning frames, and weaving-related machinery such as air-jet looms. Toyota Industries is a world leader in the air-jet loom and spinning machinery fields.

Net sales of the Textile Machinery Segment amounted to ¥23.8 billion for the term, up 4.5% over the previous term. Operating income was ¥0.4 billion for the term, down 42.5% from the previous term. This decrease was due largely to a rise in the purchase prices of some parts and a decrease in sales of more profitable machinery, notably roving frames.

Sales of air-jet looms, our mainstay product, continued strong, especially in China, totaling more than 4,500 units, just about the same level as for the previous term. On the other hand, sales of water-jet looms totaled 750 units, a decrease of 100 units from the previous term. Sales of ring spinning frames totaled 222,000 spindles, an increase of 78,000 spindles. Although sales decreased in Pakistan and Thailand, they increased in Vietnam. An increase in local sales by our subsidiary in India also contributed.

Others Segment

The Others Segment comprises businesses that we entered comparatively recently. Although our operations in these fields are still relatively limited, this segment contains some of our strategic businesses with good growth potential. A core business in this segment is TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. established in 1998. TIBC manufactures ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. This segment also includes the Logistics Solutions Business, the manufacture and sales of press dies and production equipment, and other smaller businesses.

Net sales of the Others Segment totaled ¥33.2 billion for the term, up 30.6% over the previous term, due mainly to strong sales of high-performance package substrates manufactured by TIBC. Operating income totaled ¥3.1 billion for the term, up 96.7% over the previous term.

ST Liquid Crystal Display Corp. ("ST-LCD") is not consolidated but accounted for by the equity method in Toyota Industries' consolidated financial results. Consequently, its operating income (loss) is not included in the operating income (loss) for this segment. However, ST-LCD, a joint venture that we established with Sony Corporation in 1997, is considered as another core business within this segment. Sales of ST-LCD for the term significantly increased, due largely to strong sales of its low-temperature polysilicon TFT-LCDs for incorporation in digital still cameras and domestic-use mobile phones.

Sales by Geographical Segment

Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales totaled ¥383.5 billion for the term, up ¥26.9 billion, or 7.5%, over the previous term. This increase was due mainly to increased sales of our products in the Materials Handling Equipment Segment and the consolidation of Aichi.

North America

Net sales totaled ¥100.3 billion for the term, up ¥5.6 billion, or 5.9%, over the previous term, due mainly to an increase in unit sales of the Materials Handling Equipment Segment.

Europe

Net sales totaled ¥81.5 billion for the term, up ¥13.8 billion, or 20.4%, over the previous term. This increase reflected increases in sales of our products in the Materials Handling Equipment Segment and car air-conditioning compressors.

Others

Net sales totaled ¥4.3 billion for the term, up ¥2.9 billion, or 208.4%, over the previous term. This increase was due largely to the consolidation of sales of an Australian subsidiary, which commenced operations in July 2003.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥478.6 billion, up ¥41.8 billion, or 9.6%, over the previous term.

Selling, general and administrative (SGA) expenses totaled ¥64.0 billion for the term, up ¥5.5 billion, or 9.4%, over the previous term. This increase was due to the consolidation of Aichi and an increase in unit sales of materials handling equipment.

Research and development expenses, included in SGA and manufacturing costs, totaled ¥14.8 billion for the term, up ¥0.2 billion. By principal segment, research and development expenses were ¥7.6 billion for the Automobile Segment, ¥5.2 billion for the Materials Handling Equipment Segment, and ¥0.6 billion for the Textile Machinery Segment.

Operating Income

Operating income for the term was ¥27.0 billion, up ¥1.8 billion over the previous term. However, operating income margin decreased from 4.8% to 4.7%.

Non-Operating Income and Expenses

Interest and dividend income was ¥9.8 billion for the term, up ¥0.7 billion, or 7.5%, over the previous term. Interest expenses were ¥5.0 billion for the term, down ¥0.3 billion, or 5.6%.

The net of non-operating income less non-operating expenses was net income of ¥3.1 billion for the term, an increase of ¥1.5 billion, reflecting mainly improved profits of affiliates.

Ordinary Income

Ordinary income for the term was ¥30.2 billion, up ¥3.3 billion over the previous term. Ordinary income margin increased from 5.2% to 5.3%.

Extraordinary Gains and Losses

An extraordinary gain of ¥0.6 billion was posted for the term as a gain on transfer to a defined contribution pension plan. An extraordinary loss of ¥1.9 billion was recognized as a result of provision for retirement and severance benefits for directors and corporate auditors.

Income before Income Taxes

Due to the factors summarized above, income before income taxes for the term was ¥28.9 billion, up ¥3.6 billion over the previous term.

Income Taxes

Current and deferred income taxes, net for the term totaled ¥10.2 billion, down ¥1.0 billion, or 8.6%, from the previous term.

Minority interest in consolidated subsidiaries increased ¥1.0 billion to ¥1.7 billion.

Net Income

Net income for the term was ¥17.1 billion, up ¥3.5 billion, or 25.6%, over the previous term. Net income per share was ¥58.12, compared with ¥43.57 for the previous term, and diluted net income per share was ¥51.65, compared with ¥39.27 for the previous term.

Financial Position

Cash and cash equivalents at the end of the term stood at ¥72.9 billion, down ¥64.0 billion from cash and cash equivalents as of March 31, 2003 (end of the previous fiscal year). This decrease was due largely to a decrease of ¥56.7 billion for the temporary payments to convertible bond redemption funds in preparation for the redemption of the second series of unsecured convertible bonds.

Trade notes and accounts receivable and inventories increased ¥19.6 billion and ¥8.9 billion, respectively, due largely to the consolidation of Aichi.

Other current assets increased ¥63.3 billion, due mainly to the payments to convertible bond redemption funds mentioned above.

Net property, plant and equipment was ¥381.9 billion at the end of the term, up ¥19.7 billion over the previous fiscal year. The consolidation of Aichi and an increase in capital investment were partly offset by depreciation.

Intangible assets stood at ¥101.4 billion at the end of the term, up ¥4.6 billion over the previous fiscal year. An increase in goodwill was affected by mergers and acquisitions, and a depreciation of the yen against European currencies.

Investments and other assets stood at ¥1,022.7 billion at the end of the term, up ¥203.1 billion over the previous fiscal year, due mainly to an increase in the carrying amount of investment securities of TMC and DENSO that we hold. The accounting standards in Japan stipulate that net unrealized gains on other securities be recognized after tax adjustment as a separate component of shareholders' equity instead of posted to income.

Trade notes and accounts payable increased ¥7.3 billion for the term, due mainly to the consolidation of Aichi.

Total borrowings and loans stood at ¥360.1 billion at the end of the term, down ¥50.5 billion from the end of the previous fiscal year. Short-term loans were ¥124.6 billion, up

¥46.5 billion, due primarily to issuance of commercial paper in an amount of ¥30.0 billion. Long-term loans were ¥235.5 billion at the end of the term, down ¥97.1 billion from the end of the previous fiscal year, as a result of the arrival of due dates for unsecured corporate bonds and unsecured convertible bonds in amounts of ¥20.0 billion and ¥75.7 billion, respectively.

Long-term liabilities stood at ¥575.1 billion, an increase of ¥80.9 billion over the end of the previous fiscal year, due mainly to an increase of ¥76.6 billion in deferred tax liabilities as a result of tax adjustment for net unrealized gains on other securities.

Minority interest in consolidated subsidiaries increased ¥9.7 billion to ¥33.7 billion at the end of the term, due mainly to the consolidation of Aichi.

Shareholders' equity was ¥939.9 billion at the end of the term, up ¥201.0 billion over the end of the previous fiscal year.

Common stock was ¥80.5 billion, up ¥12.4 billion, as a result of issuance of 12,516,189 new shares following a conversion of convertible bonds into stock. The number of shares issued at the end of the term was 325,840,640.

Net unrealized gains on other securities increased ¥115.5 billion, due largely to an increase in the carrying amount of investment securities of TMC and DENSO that we hold.

Treasury stock at cost is excluded from shareholders' equity. Due to a conversion of convertible bonds into stock, our treasury stock decreased 20,040,784 shares. As a result, the amount of treasury stock was ¥0.9 billion, down ¥35.6 billion. The ratio of shareholders' equity to total assets increased from 44.8% to 49.4%.

Cash Flows

Net cash provided by operating activities amounted to ¥32.3 billion during the term, due mainly to ¥28.9 billion of income before income taxes. Net cash provided by operating activities decreased ¥10.0 billion from the previous term. Net cash used in investing activities amounted to ¥36.4 billion, down ¥6.4 billion from the previous term. Payment for acquisition of property, plant and equipment was ¥29.8 billion. Net cash used in financing activities during the term was ¥56.8 billion, or decreased ¥64.5 billion from ¥7.7 billion in net cash provided by financing activities in the previous term. Proceeds from issuance of commercial paper in an amount of ¥30.0 billion were offset by payments for redemption of corporate bonds and payments to the convertible bond redemption fund in amounts of ¥31.7 billion and ¥56.7 billion, respectively.

After translation adjustments, cash and cash equivalents as of September 30, 2003 stood at ¥72.9 billion, down ¥64.0 billion, or 46.8%, from the end of the previous fiscal year.

Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use reserves to improve the competitiveness of its products, and augment production capacity in Japan and overseas, as well as to expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use reserves to repurchase its own shares.

The Board of Directors of Toyota Industries Corporation voted to distribute an interim cash dividend of ¥12.0 per common share, an increase of ¥2.0 over the previous term.

Forecast for the Fiscal Year Ending March 31, 2004

Toyota Industries expects the Japanese economy to continue recovering. However, uncertainties persist about the fluctuations in exchange rates.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of ¥1,150.0 billion and ordinary income of ¥58.0 billion. We are determined to develop new products that are of high quality and accommodate customer needs, as well as enhance sales, service and cost-reduction activities group-wide. Our projections are based on an exchange rate of ¥112.0=US$1.

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2003, and September 30, 2002 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2003**	2003	2002	**2003**
Current assets:				
Cash and cash equivalents (Note 2(3))	**¥ 72,886**	¥ 136,929	¥ 77,286	**$ 655,155**
Trade notes and accounts receivable	**138,666**	119,048	119,542	**1,246,436**
Short-term investments (Notes 2(4) and 6)	**236**	3,692	8,664	**2,121**
Inventories (Note 2(5))	**77,993**	69,141	66,773	**701,061**
Deferred tax assets	**13,262**	14,072	12,657	**119,209**
Other current assets	**94,234**	30,925	29,703	**847,047**
Less — allowance for doubtful accounts (Note 2(8))	**(2,233)**	(1,999)	(1,791)	**(20,072)**
Total current assets	**395,044**	371,808	312,834	**3,550,957**
Fixed assets:				
Property, plant and equipment (Note 2(6)):				
Buildings and structures	**121,769**	118,449	112,762	**1,094,553**
Machinery, equipment and vehicles	**162,247**	157,733	153,882	**1,458,400**
Tools, furniture and fixtures	**16,055**	16,007	15,540	**144,315**
Land	**66,431**	56,255	54,161	**597,133**
Construction in progress	**15,352**	13,749	15,875	**137,995**
Total property, plant and equipment	**381,854**	362,193	352,220	**3,432,396**
Intangible assets (Note2(7)):				
Software	**10,340**	9,195	7,597	**92,944**
Goodwill	**91,026**	87,578	86,419	**818,211**
Total intangible assets	**101,366**	96,773	94,016	**911,155**
Investments and other assets:				
Investments in securities (Notes 2(4) and 6)	**948,368**	745,909	858,612	**8,524,656**
Unconsolidated subsidiaries and affiliated companies	**15,736**	16,431	17,725	**141,447**
Long-term loans	**9,905**	10,522	10,206	**89,034**
Long-term prepaid expenses	**13,859**	15,082	14,507	**124,575**
Deferred tax assets	**3,481**	2,863	2,826	**31,290**
Other investments and other assets	**31,588**	29,057	29,581	**283,937**
Less — allowance for doubtful accounts (Note 2(8))	**(226)**	(247)	(232)	**(2,031)**
Total investments and other assets	**1,022,711**	819,617	933,225	**9,192,908**
Total fixed assets	**1,505,931**	1,278,583	1,379,461	**13,536,459**
Total assets	**¥1,900,975**	¥1,650,391	¥1,692,295	**$17,087,416**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen September 30 **2003**	Millions of yen March 31 2003	Millions of yen September 30 2002	Thousands of U.S. dollars (Note 1) September 30 **2003**
Current liabilities:				
Trade notes and accounts payable	**¥ 124,713**	¥ 117,424	¥ 111,741	**$ 1,121,016**
Short-term loans	**94,593**	78,053	166,467	**850,274**
Commercial paper	**30,000**	–	–	**269,663**
Current portion of bonds	–	20,000	–	–
Current portion of convertible bonds	–	75,692	–	–
Other payables	**15,652**	17,406	19,181	**140,692**
Accrued expenses	**49,183**	42,027	38,223	**442,094**
Accrued income taxes	**6,089**	14,144	12,208	**54,733**
Deposits received from employees	**19,288**	19,234	19,039	**173,375**
Deferred tax liabilities	**1,912**	1,192	964	**17,187**
Other current liabilities	**10,889**	8,193	9,370	**97,878**
Total current liabilities	**352,319**	393,365	377,193	**3,166,912**
Long-term liabilities:				
Bonds	**200,300**	200,300	–	**1,800,449**
Long-term debt	**35,188**	36,577	156,290	**316,297**
Deferred tax liabilities	**288,999**	212,355	271,112	**2,597,744**
Allowance for retirement benefits	**34,000**	34,100	32,664	**305,618**
Other long-term liabilities	**16,571**	10,833	9,325	**148,953**
Total long-term liabilities	**575,058**	494,165	469,391	**5,169,061**
Total liabilities	**927,377**	887,530	846,584	**8,335,973**
Minority interest in consolidated subsidiaries	**33,732**	23,993	22,697	**303,209**
Shareholders' equity:				
Common stock:				
Authorized — 1,091,245,000 shares				
Issued — 325,840,640 shares as of September 30, 2003	**80,463**	68,047	68,047	**723,263**
313,324,451 shares as of March 31, 2003				
313,324,451 shares as of September 30, 2002				
Capital surplus	**105,742**	89,365	89,365	**950,490**
Retained earnings	**282,049**	269,381	264,180	**2,535,272**
Net unrealized gains on other securities (Notes 2(4) and 6)	**447,192**	331,668	392,595	**4,019,703**
Translation adjustments	**25,320**	16,890	11,970	**227,596**
Treasury stock at cost — 506,469 shares as of September 30, 2003	**(900)**	(36,483)	(3,143)	**(8,090)**
20,547,253 shares as of March 31, 2003				
1,512,010 shares as of September 30, 2002				
Total shareholders' equity	**939,866**	738,868	823,014	**8,448,234**
Total liabilities and shareholders' equity	**¥1,900,975**	¥1,650,391	¥1,692,295	**$17,087,416**

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2003	2002	**2003**
Net sales	**¥569,588**	¥520,489	**$5,119,892**
Cost of sales	**478,576**	436,790	**4,301,807**
Gross profit	**91,012**	83,699	**818,085**
Selling, general and administrative expenses	**63,993**	58,485	**575,218**
Operating income	**27,019**	25,214	**242,867**
Non-operating income:			
Interest income	**4,173**	4,667	**37,510**
Dividends income	**5,604**	4,424	**50,373**
Other non-operating income	**6,268**	4,679	**56,342**
Non-operating expenses:			
Interest expenses	**(4,970)**	(5,263)	**(44,674)**
Other non-operating expenses	**(7,925)**	(6,816)	**(71,236)**
Ordinary income	**30,169**	26,905	**271,182**
Extraordinary gains:			
Gain on transfer to a defined contribution pension plan	**621**	–	**5,582**
Extraordinary losses:			
Provision for retirement and serverance benefits for directors and corporate auditors	**(1,852)**	–	**(16,647)**
Loss on disposal of property, plant and equipment	–	(1,535)	–
Income before income taxes	**28,938**	25,370	**260,117**
Income taxes – current	**8,504**	14,467	**76,440**
Income taxes – deferred	**1,652**	(3,355)	**14,850**
Minority interest in consolidated subsidiaries	**1,686**	644	**15,155**
Net income	**¥ 17,096**	¥ 13,614	**$ 153,672**

	Yen		U.S. dollars
Net income per share — basic	**¥58.12**	¥43.57	**$0.52**
Net income per share — diluted	**51.65**	39.27	**0.46**
Cash dividends per share	**12.00**	10.00	**0.11**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the six months ended September 30, 2003 and 2002 (unaudited)

		Millions of yen					
	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2002	313,299	¥68,022	¥ 89,327	¥253,975	¥456,415	¥12,361	¥ (1,288)
Net income	–	–	–	13,614	–	–	–
Cash dividends	–	–	–	(3,128)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(281)	–	–	–
Net unrealized gains on other securities	–	–	–	–	(63,820)	–	–
Foreign currency translation adjustments	–	–	–	–	–	(391)	–
Conversions of convertible bonds	25	25	25	–	–	–	–
Other	–	–	13	–	–	–	(1,855)
Balance at September 30, 2002	313,324	68,047	89,365	264,180	392,595	11,970	(3,143)
Balance at March 31, 2003	313,324	68,047	89,365	269,381	331,668	16,890	(36,483)
Net income	–	–	–	**17,096**	–	–	–
Cash dividends	–	–	–	**(3,513)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(290)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**115,524**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**8,430**	–
Conversions of convertible bonds	**12,517**	**12,416**	**12,416**	–	–	–	–
Other	–	–	**3,961**	**(625)**	–	–	**35,583**
Balance at September 30, 2003	**325,841**	**¥80,463**	**¥105,742**	**¥282,049**	**¥447,192**	**¥25,320**	**¥ (900)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2003	$611,659	$803,281	$2,421,403	$2,981,285	$151,821	$(327,937)
Net income	–	–	**153,672**	–	–	–
Cash dividends	–	–	**(31,578)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(2,607)**	–	–	–
Net unrealized gains on other securities	–	–	–	**1,038,418**	–	–
Foreign currency translation adjustments	–	–	–	–	**75,775**	–
Conversions of convertible bonds	**111,604**	**111,604**	–	–	–	–
Other	–	**35,605**	**(5,618)**	–	–	**319,847**
Balance at September 30, 2003	**$723,263**	**$950,490**	**$2,535,272**	**$4,019,703**	**$227,596**	**$ (8,090)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2003	2002	**2003**
Cash flows from operating activities:			
Income before income taxes	**¥ 28,938**	¥ 25,370	**$ 260,117**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**30,562**	26,847	**274,715**
(Decrease) increase in allowance for doubtful accounts	**(33)**	37	**(297)**
Interest and dividends income	**(9,777)**	(9,091)	**(87,883)**
Interest expenses	**4,970**	5,263	**44,674**
Equity in net (earnings) loss of affiliates	**(247)**	1,791	**(2,220)**
Increase in receivables	**(3,988)**	(9,596)	**(35,847)**
Decrease in inventories	**1,258**	2,266	**11,308**
Decrease in payables	**(4,360)**	(803)	**(39,191)**
Others, net	**(2,104)**	8,520	**(18,913)**
Subtotal	**45,219**	50,604	**406,463**
Interest and dividends income received	**9,433**	9,519	**84,791**
Interest expenses paid	**(5,082)**	(5,857)	**(45,681)**
Income taxes paid	**(17,227)**	(11,910)	**(154,849)**
Net cash provided by operating activities	**32,343**	42,356	**290,724**
Cash flows from investing activities:			
Payments for purchases of marketable securities	**(44)**	(1,662)	**(396)**
Proceeds from sales of marketable securities	**2,703**	3,038	**24,297**
Payments for purchases of property, plant and equipment	**(29,752)**	(43,927)	**(267,434)**
Proceeds from sales of property, plant and equipment	**1,749**	452	**15,721**
Payments for purchases of investment securities	**(10,075)**	(11,335)	**(90,562)**
Proceeds from sales of investment securities	**2,199**	9,748	**19,766**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**2,294**	1,133	**20,620**
Payments for loans made	**(2,526)**	(1,489)	**(22,706)**
Proceeds from collections of loans	**2,702**	2,412	**24,288**
Payments for acquisition of business	**(944)**	–	**(8,485)**
Other, net	**(4,724)**	(1,216)	**(42,462)**
Net cash used in investing activities	**(36,418)**	(42,846)	**(327,353)**
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**9,658**	(796)	**86,813**
Proceeds from issuance of commercial paper	**30,000**	–	**269,663**
Proceeds from long-term loans	**1,335**	21,421	**12,000**
Repayments of long-term loans	**(5,726)**	(8,337)	**(51,470)**
Repayments of bonds	**(31,677)**	–	**(284,737)**
Payments to convertible bond redemption funds	**(56,670)**	–	**(509,393)**
Payments for purchase of treasury stocks	**(12)**	(1,855)	**(108)**
Cash dividends paid	**(3,510)**	(3,127)	**(31,551)**
Cash dividends paid for minority shareholders	**(253)**	(194)	**(2,274)**
Other, net	**74**	566	**666**
Net cash (used in) provided by financing activities	**(56,781)**	7,678	**(510,391)**
Translation adjustments of cash and cash equivalents	**577**	(1,022)	**5,187**
Net (decrease) increase in cash and cash equivalents	**(60,279)**	6,166	**(541,833)**
Cash and cash equivalents at beginning of period	**136,929**	71,120	**1,230,822**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**(3,764)**	–	**(33,834)**
Cash and cash equivalents at end of period	**¥ 72,886**	¥ 77,286	**$ 655,155**

The accompanying notes are an integral part of these financial statements.

1. Basis of presenting interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The interim consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥111.25= US$1, the approximate rate of exchange prevailing at September 30, 2003, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 132 subsidiaries (40 domestic subsidiaries and 92 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2003 and 118 subsidiaries (32 domestic subsidiaries and 86 overseas subsidiaries) as of September 30, 2002. The unconsolidated subsidiaries are excluded from consolidation because such subsidiaries would have no material effect on the consolidated financial statements of Toyota Industries, or Toyota Industries' owning a majority of such subsidiaries' shares is temporary.

For the six-month period ended September 30, 2003, 14 subsidiaries were newly added to the scope of consolidation. One unconsolidated subsidiary is excluded from the scope of consolidation because majority ownership of this subsidiary is temporary.

For the six-month period ended September 30, 2002, seven subsidiaries were newly added to the scope of consolidation. Two unconsolidated subsidiaries are excluded from the scope of consolidation because majority ownership of those two subsidiaries is temporary.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits among Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in one unconsolidated subsidiary and 18 affiliates as of September 30, 2003 and Investments in two unconsolidated subsidiaries and 18 affiliates as of September 30, 2002 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(4) Marketable securities and investments in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities, and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2003 and 2002, respectively. Other securities with fair values are stated at fair value based on market prices at interim period end. Unrealized gains and losses are included in net unrealized gains on other securities as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving average method. Other securities without fair values are stated at cost, as determined by the moving average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2) above).

(5) Inventories

Inventories are stated mainly at cost determined by the moving average method.

(6) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries. Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred. Accumulated depreciation as of September 30, 2003 and 2002 was ¥498,227 million ($4,478,445 thousand) and ¥462,196 million, respectively.

(7) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(8) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(9) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(10) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on estimated benefit obligations and estimated pension assets at the end of the period.

To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(11) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(12) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying interim consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses are not included in the related amount.

(13) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: Derivative instruments (interest rate swaps, foreign currency forwards and foreign currency options)

Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (monetary assets and liabilities, marketable securities and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule. Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market price of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(14) Appropriation of retained earnings

In the accompanying interim consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to the income for the period.

3. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Investments in securities	**¥29,804**	¥25,080	**$267,901**
Property, plant and equipment (other)	**12,099**	8,874	**108,755**
Machinery, equipment and vehicles	**560**	560	**5,034**
Trade notes and accounts receivable	**211**	482	**1,897**
Other	**439**	42	**3,946**
Total	**¥43,113**	¥35,038	**$387,533**

(2) Secured liabilities as of September 30, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Other current liabilities	**¥19,209**	¥18,735	**$172,665**
Short-term bank loans	**8,159**	7,266	**73,339**
Long-term debt	**2,249**	5,588	**20,216**
Bonds	**300**	300	**2,697**
Total	**¥29,917**	¥31,889	**$268,917**

4. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2003 and 2002 as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Guarantees given by the Company	**¥25,500**	¥28,356	**$229,213**
Guarantees given by consolidated subsidiaries	**9,086**	5,923	**81,672**
Guarantee forwards given by the Company	**3,479**	3,761	**31,272**

Guarantees given by consolidated subsidiaries as of September 30, 2003 and 2002 consist of 463,416 thousand of Swedish krona and 455,290 thousand of Swedish krona, respectively.

5. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding leased properties such as acquisition cost equivalents and accumulated depreciation equivalents under finance leases as of September 30, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Machinery and equipment:			
Acquisition cost equivalents	**¥9,347**	¥7,721	**$84,018**
Accumulated depreciation equivalents	**4,184**	2,409	**37,609**
Machinery and equipment interim period end balance equivalents	**5,163**	5,312	**46,409**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**5,910**	5,410	**53,124**
Accumulated depreciation equivalents	**3,299**	2,608	**29,654**
Tools, furniture and fixtures interim period end balance equivalents	**2,611**	2,802	**23,470**
Total net leased properties	**¥7,774**	¥8,114	**$69,879**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment, etc., at interim period ends is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥2,644**	¥2,270	**$23,766**
Due after 1 year	**5,130**	5,844	**46,113**
Total	**¥7,774**	¥8,114	**$69,879**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2003 and 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	**¥1,536**	**$13,807**
2002	1,272	–

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2003 and 2002, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Machinery and equipment:			
Acquisition cost	**¥7,550**	¥7,238	**$67,865**
Accumulated depreciation	**4,561**	4,088	**40,998**
Total net leased properties	**¥2,989**	¥3,150	**$26,867**

(b) Pro forma information regarding future minimum lease payments as of September 30, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥1,899**	¥1,915	**$17,069**
Due after 1 year	**2,686**	2,709	**24,144**
Total	**¥4,585**	¥4,624	**$41,213**

Future minimum lease payments under finance leases include the imputed interest income portion.

(c) Total lease receipts for the six-month periods ended September 30, 2003 and 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	**¥1,087**	**$9,771**
2002	1,018	–

(d) Depreciation for the six-month periods ended September 30, 2003 and 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
2003	**¥846**	**$7,604**
2002	751	–

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥ 3,050**	¥ 2,271	**$ 27,416**
Due after 1 year	**14,322**	8,904	**128,737**
Total	**¥17,372**	¥11,175	**$156,153**

(4) Operating leases (as a lessor)

Pro forma future minimum rentals under operating leases as of September 30, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within 1 year	**¥ 6,156**	¥ 4,186	**$ 55,335**
Due after 1 year	**10,979**	7,631	**98,687**
Total	**¥17,135**	¥11,817	**$154,022**

6. Marketable securities

(1) As of September 30, 2003

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	**¥187,291**	**¥930,939**	**¥743,648**
Bonds			
Government and municipal bonds, etc.	**0**	**0**	**–**
Other bonds	**1**	**1**	**–**
Total	**¥187,292**	**¥930,940**	**¥743,648**

	Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference
Stocks	**$1,683,515**	**$8,367,991**	**$6,684,476**
Bonds			
Government and municipal bonds, etc.	**0**	**0**	**–**
Other bonds	**9**	**9**	**–**
Total	**$1,683,524**	**$8,368,000**	**$6,684,476**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	**¥ –**	**$ –**
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	**17,476**	**157,088**
Money management fund	**67**	**602**

(2) As of September 30, 2002

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥174,418	¥842,825	¥668,407
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	7,644	7,640	(4)
Other bonds	3	3	–
Other	470	650	180
Total	¥182,535	¥851,118	¥668,583

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) not practicable to be stated at fair value as of September 30, 2002 are as follows:

	Millions of yen
Held-to-maturity securities	¥ –
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	15,137
Money management fund	20,072
Foreign unlisted bonds	–

7. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

8. Segment information

(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2003	2002	**2003**
Sales:			
Automobile			
Outside customer sales	**¥296,184**	¥291,218	**$2,662,329**
Intersegment transactions	**7,435**	7,505	**66,831**
	303,619	298,723	**2,729,160**
Materials handling equipment			
Outside customer sales	**216,331**	181,021	**1,944,548**
Intersegment transactions	**192**	56	**1,726**
	216,523	181,077	**1,946,274**
Textile machinery			
Outside customer sales	**23,824**	22,801	**214,148**
Intersegment transactions	**7**	5	**63**
	23,831	22,806	**214,211**
Others			
Outside customer sales	**33,249**	25,449	**298,867**
Intersegment transactions	**6,803**	5,518	**61,151**
	40,052	30,967	**360,018**
Subtotal	**584,025**	533,573	**5,249,663**
Elimination of intersegment transactions	**(14,437)**	(13,084)	**(129,771)**
Total	**¥569,588**	¥520,489	**$5,119,892**
Operating costs and expenses:			
Automobile	**¥288,902**	¥283,441	**$2,596,872**
Materials handling equipment	**207,671**	173,500	**1,866,706**
Textile machinery	**23,427**	22,103	**210,580**
Others	**36,936**	29,383	**332,009**
Elimination of intersegment transactions	**(14,367)**	(13,152)	**(129,142)**
Total	**¥542,569**	¥495,275	**$4,877,025**
Operating income (loss):			
Automobile	**¥ 14,717**	¥ 15,282	**$ 132,288**
Materials handling equipment	**8,852**	7,577	**79,568**
Textile machinery	**404**	703	**3,631**
Others	**3,116**	1,584	**28,009**
Elimination of intersegment transactions	**(70)**	68	**(629)**
Total	**¥ 27,019**	¥ 25,214	**$ 242,867**

Main products of each segment are as follows:

Automobile	*Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors*
Materials handling equipment	*Counterbalanced forklifts, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles, special-purpose vehicle*
Textile machinery	*Ring spinning frames, air-jet looms, water-jet looms*
Others	*Ball grid array plastic package substrates for IC chipsets, casting machines*

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2003	2002	**2003**
Sales:			
Japan			
Outside customer sales	**¥383,452**	¥356,600	**$3,446,759**
Intersegment transactions	**40,706**	39,074	**365,897**
	424,158	395,674	**3,812,656**
North America			
Outside customer sales	**100,333**	94,762	**901,870**
Intersegment transactions	**569**	725	**5,115**
	100,902	95,487	**906,985**
Europe			
Outside customer sales	**81,526**	67,739	**732,818**
Intersegment transactions	**3,031**	2,137	**27,245**
	84,557	69,876	**760,063**
Others			
Outside customer sales	**4,277**	1,388	**38,445**
Intersegment transactions	**736**	615	**6,616**
	5,013	2,003	**45,061**
Subtotal	**614,630**	563,040	**5,524,765**
Elimination of intersegment transactions	**(45,042)**	(42,551)	**(404,873)**
Total	**¥569,588**	¥520,489	**$5,119,892**
Operating costs and expenses:			
Japan	**¥399,972**	¥374,084	**$3,595,254**
North America	**97,523**	92,580	**876,611**
Europe	**83,076**	69,049	**746,751**
Others	**4,919**	2,139	**44,216**
Elimination of intersegment transactions	**(42,921)**	(42,577)	**(385,807)**
Total	**¥542,569**	¥495,275	**$4,877,025**
Operating income (loss):			
Japan	**¥ 24,186**	¥ 21,590	**$ 217,402**
North America	**3,379**	2,907	**30,374**
Europe	**1,481**	827	**13,312**
Others	**94**	(136)	**845**
Elimination of intersegment transactions	**(2,121)**	26	**(19,066)**
Total	**¥ 27,019**	¥ 25,214	**$ 242,867**

Significant countries belonging to each segment are as follows:

North America .... U.S.A., Canada
Europe .... Sweden, France, Germany
Others .... India, China

Certificate by Executive Vice President in Charge of Accounting and Finance

I, being Executive Vice President in charge of Accounting and Finance, do hereby certify, to my knowledge, that the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of September 30, 2003, and the consolidated results of their operations and cash flows for the six months then ended, in conformity with accounting principles generally accepted in Japan.

December 19, 2003



Koichiro Noguchi
Executive Vice President
Toyota Industries Corporation

Directors and Corporate Auditors (As of September 30, 2003)

Board of Directors

Chairman

Akira Yokoi*

President

Tadashi Ishikawa*

Executive Vice Presidents

Shozo Nakayama*
Koichiro Noguchi*
Tetsuro Toyoda*

Senior Managing Directors

Shiro Endo*
Kazuhiko Takeuchi*
Norio Sato*
Masazumi Konishi*
Shinjiro Kamimura*
Tatsuo Matsuura*

*Representative Director

Managing Directors

Iwao Katayama
Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda
Shoji Shimo
Yutaka Murodono
Ryoji Inoue
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Itoh

Corporate Auditors

Iwao Isomura
Kosuke Shiramizu
Hiroshi Makino

Corporate Data (As of September 30, 2003)

Plants and Offices (Parent Company)

	Main Products	Number of Employees	Land Area (1,000 m²)
Kariya Plant	Textile machinery, car air-conditioning compressors	1,691	171
Takahama Plant	Forklift trucks, materials handling systems	1,456	329
Nagakusa Plant	Automobiles	2,162	271
Kyowa Plant	Electronics components, manufacturing equipment, press dies	946	159
Obu Plant	Parts for car air-conditioning compressors	451	156
Hekinan Plant	Engines	1,430	271
Higashichita Plant	Foundry parts	380	332
Higashiura Plant	Parts for car air-conditioning compressors	64	244
Head Office and Others	–	1,346	602
Total		**9,926**	**2,535**

Consolidated Subsidiaries

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
Aichi Corporation Group *1 (5 companies)	–	–	–
TIBC Corporation	Aichi	¥3,250,000	60.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
ALTRAN Corporation	Aichi	¥100,000	60.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
Taikoh Transportation Group *2 (5 companies)	–	–	–
SKE Inc.	Aichi	¥78,500	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Arti Inc.	Aichi	¥30,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	73.2%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc.	Aichi	¥20,000	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%